                                                                October 31, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0510
Attention: Max A. Webb, Assistant Director

RE:   MERRILL LYNCH MORTGAGE INVESTORS TRUST, SERIES 2006-SD1
      FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
      FILED MARCH 30, 2007
      FILE NO. 333-130545-24

      FORM 10-D FOR THE MONTHLY DISTRIBUTION PERIOD
      OCTOBER 25, 2006 TO NOVEMBER 27, 2006
      FILED DECEMBER 11, 2006

Dear Mr. Webb:

      Set forth below are Wilshire Credit Corporation's (the "Company") responses to the comments contained in the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") dated September 17, 2007 (the "Comment Letter") with respect to the Form 10-K filed by the Company on March 30, 2007 and the Form 10-D filed by the Company on December 11, 2006. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. For your convenience, we have repeated the staff's comments below in bold face type before each of our responses.

      We have attached marked copies of the Form 10-K/A and Form 10-D/A, each filed on October 9,2007, to show the changes from the Form 10-K and Form 10-D filed previously.

GENERAL

   1. WE COULD NOT LOCATE THE LEGAL AND TAX OPINIONS RELATED TO THIS ISSUANCE ON EDGAR. PLEASE ADVISE.

October 31, 2007
Page 2

Response to Comment 1.

The opinions were filed under the depositor's CIK number. Serial codes were received late in the day on the date of closing. Procedures have been implemented to obtain serial codes prior to the date of the filing of the opinions.

FORM 10-K

ITEM 1122 OF REGULATION AB, COMPLIANCE WITH APPLICABLE SERVICING CRITERIA

   2. YOU STATE THAT ONE OF THE FORTY-FIVE LOANS PAYOFFS SELECTED FOR TESTING HAD AN INACCURATE NUMBER ENTERED INTO THE SYSTEM, RESULTING IN AN OVERCHARGE TO THE BORROWER. PLEASE ADVISE WHETHER YOU BELIEVE THIS COULD BE A COMMON PROBLEM WITH THE LOANS YOU SERVICE OR WHETHER THIS IS AN ISOLATED INCIDENT. WE NOTE THAT THE ERROR WITH THIS PARTICULAR LOAN HAS BEEN CORRECTED. PLEASE TELL US WHETHER YOU HAVE IMPLEMENTED ANY PROCEDURES TO PREVENT FUTURE NON-COMPLIANCE.

Response to Comment 2.

The Company does not believe this problem to be a common problem. The cause for the mistake was reviewed internally and determined to be an isolated incident. The overcharge resulted from two transposed numbers. Payoff calculations are prepared by one individual and reviewed for accuracy by a second individual. The Company has reviewed the procedures with its staff in order to prevent future non-compliance.

REPORT ON ASSESSMENT OF COMPLIANCE WITH SERVICING CRITERIA

   3. PLEASE CONFIRM THAT THERE IS NO REQUIREMENT IN THE TRANSACTION AGREEMENTS TO MAINTAIN A BACK-UP SERVICER FOR THE POOL ASSETS. WE NOTE THAT AN ASSESSMENT HAS NOT BEEN PROVIDED WITH RESPECT TO ITEM 1122(D)(1)(III).

Response to Comment 3.

A back-up servicer is not required under the transaction agreements.

EXHIBIT 33(a) -- WILSHIRE CREDIT CORPORATION

   4. WE NOTE THAT WILSHIRE HAS ELECTED TO TAKE RESPONSIBILITY FOR ASSESSING COMPLIANCE WITH THE SERVICING CRITERIA FOR CERTAIN VENDORS. IN THE FUTURE, PLEASE REPRESENT IN THE ASSESSMENT REPORT THAT THE VENDORS ARE NOT SERVICERS AS DEFINED ITEM 1101(j) OF REGULATION AB. SEE REGULATION AB TELEPHONE INTERPRETATION 17.06.

October 31, 2007
Page 3

Response to Comment 4.

The Company will represent that any vendors are not servicers if the Company is assessing such vendor's compliance.

EXHIBITS 35(a) -- WILSHIRE CREDIT CORPORATION SERVICING COMPLIANCE STATEMENT

   5. PLEASE CLARIFY THE CALENDAR YEAR OF THE SERVICING COMPLIANCE STATEMENT REPORT.

Response to Comment 5.

The Servicing Compliance Statement Report relates to the 2006 calendar year.

   6. WE NOTE THE REPRESENTATION IN EXHIBIT 35(a), "OR IF THE HAS BEEN A FAILURE
      TO FULFILL ANY SUCH OBLIGATION IN ANY MATERIAL RESPECT...." MR. FRYE DOES
      NOT SPECIFICALLY STATE WHETHER WILSHIRE HAS FULFILLED ALL ITS OBLIGATIONS UNDER THE RELEVANT AGREEMENT OR WHETHER THERE HAS BEEN A FAILURE TO FULFILL ANY OBLIGATION IN ANY MATERIAL RESPECT. PLEASE REVISE TO DO SO. IF YOU REVISE THE SERVICER COMPLIANCE STATEMENTS TO REPRESENT THAT WILSHIRE HAS FULFILLED ALL OF ITS OBLIGATIONS UNDER THE RELEVANT AGREEMENT, PLEASE EXPLAIN TO US WHY YOU REACHED SUCH CONCLUSION GIVEN THAT WILSHIRE'S REPORTS ON ASSESSMENT OF COMPLIANCE IDENTIFIED A MATERIAL INSTANCE OF NONCOMPLIANCE.

Response to Comment 6.

The Company has revised exhibit 35(a) to specifically state that Wilshire has fulfilled all of its obligations under the relevant agreement. We were able to reach this conclusion because we concluded that the material instance of noncompliance noted on the assessment of compliance did not apply to the agreement for this transaction.

FORM 10-D FOR THE MONTHLY DISTRIBUTION PERIOD FROM OCTOBER 25, 2006 TO NOVEMBER 27, 2006

   7. IT APPEARS THAT YOUR DELINQUENCY TABLES ARE NOT PRESENTED THROUGH THE DATE OF CHARGE OFF AS REQUIRED BY ITEM 1100(b) OF REGULATION AB. IT ALSO APPEARS FROM YOUR DISCLOSURE IN YOUR 424 ON PAGE S-52 THAT LOANS COULD BE UP TO 180 DAYS DELINQUENT PRIOR TO RECOGNIZING A LOSS. PLEASE REVISE OR ADVISE.

Response to Comment 7.

The Company has revised the delinquency tables.

      The Company acknowledges that it is responsible for the adequacy and the accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 31, 2007
Page 4

      We trust that the foregoing is responsive to each of the matters set forth in the September 17, 2007 letter. Please feel free to contact the undersigned at 503-525-7273 with any questions you might have regarding any of the responses contained in this letter.

Sincerely,

/s/ Ken Frye

Ken Frye

Sr. Vice President, Loan Servicing

Wilshire Credit Corporation

cc:   Steven J. Molitor, Esq.
      c/o Dechert LLP
      Cira Centre
      2929 Arch Street
      Philadelphia, PA 19104-2808

10-K/A 1 mlmi6sd1_10ka.htm MERRILL LYNCH 2006-SD1 FORM 10-K/A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-K/A

                               AMENDMENT NO. 1 TO
 [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                 For the fiscal year ended December 31, 2006
                                           -----------------
                                       or

 [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND
                              EXCHANGE ACT OF 1934

              For the transition period from ________to _______

           Commission file number of issuing entity: 333-130545-24

           MERRILL LYNCH MORTGAGE INVESTORS TRUST, SERIES 2006-SD1 (Exact name of issuing entity as specified in its charter)

               Commission file number of depositor: 333-130545

                    Merrill Lynch Mortgage Investors, Inc.
                    --------------------------------------
       (Exact name of registrant/depositor as specified in its charter)

                     Merrill Lynch Mortgage Lending, Inc.
                     ------------------------------------
             (Exact name of sponsor as specified in its charter)

--------------------------------------------------------------------------
                  Delaware                      13-3416059
--------------------------------------------------------------------------
              (State or other                (I.R.S. Employer
              jurisdiction of              Identification No.)
              incorporation or
               organization)
--------------------------------------------------------------------------

        250 Vesey Street, 4 World Financial Center, 10th Floor, New York,
                NY 10080 (Address of principal executive offices)

                                  212-449-0357
                                  ------------
              (Registrant's telephone number, including area code)

           Securities registered pursuant to Section 12(b) of the Act:

                                      None

           Securities registered pursuant to Section 12(g) of the Act:

                                      None

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 [ ] Yes [X] No

        Indicate by check mark if the registrant is not required to file pursuant to Section 13 or Section 15(d) of the Act.

                                 [ ] Yes [X] No

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
    1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 [X] Yes [ ] No

 Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part
            III of this Form 10-K or any amendment to this Form 10-K.

                                       [X]

   Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of
         "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

   Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]


  Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] Yes [X] No

 State the aggregate market value of the voting and non voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

                                 Not Applicable

                       DOCUMENTS INCORPORATED BY REFERENCE

                                      None

                                     PART I

ITEM 1. BUSINESS.

Omitted.

ITEM 1A. RISK FACTORS.

Omitted.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Omitted.

ITEM 3. LEGAL PROCEEDINGS.

Omitted.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Omitted.

                                     PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Omitted.

ITEM 6. SELECTED FINANCIAL DATA.

Omitted.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

Omitted.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Omitted.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Omitted.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Omitted.

ITEM 9A. CONTROLS AND PROCEDURES.

Omitted.

ITEM 9A(T). CONTROLS AND PROCEDURES.

Omitted.

ITEM 9B. OTHER INFORMATION.

None.

                                    PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Omitted.

ITEM 11. EXECUTIVE COMPENSATION.

Omitted.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Omitted.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCES.

Omitted.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Omitted.

ITEM 1112(b) OF REGULATION AB. SIGNIFICANT OBLIGORS FINANCIAL INFORMATION.

Not Applicable.

ITEM 1114(b)(2) AND 1115(b) OF REGULATION AB. SIGNIFICANT ENHANCEMENT PROVIDER FINANCIAL INFORMATION.

Not Applicable.

ITEM 1117 OF REGULATION AB. LEGAL PROCEEDINGS.

On December 28, 2006, Ownit Mortgage Solutions Inc. filed a Chapter 11 petition in the U.S. Bankruptcy Court of San Fernando Valley, California. This will affect the ability of the issuing entity to enforce representations and warranties relating to the mortgage loans originated by such party.

The registrant knows of no other material pending legal proceedings involving the Trust and all parties related to such Trust, other than routine litigation incidental to the duties of those respective parties.

ITEM 1119 OF REGULATION AB. AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. Information required by Item 1119 was provided previously in a prospectus timely filed pursuant to Rule 424 promulgated under the Securities Act of 1933, under the same Central Index Key (CIK) code as this annual report on Form 10-K. No material changes to such information have occurred since the initial Rule 424 filing.

ITEM 1122 OF REGULATION AB. COMPLIANCE WITH APPLICABLE SERVICING CRITERIA. The assessment of compliance for Wilshire Credit Corporation ("Wilshire") has disclosed the following material noncompliance with servicing criterion 1122(d)(4)(iv), applicable to Wilshire during the year ended December 31, 2006. On one of the forty-five loan payoffs selected for testing, Wilshire calculated the prepayment charge in accordance with the related mortgage note, but transposed the numbers when entering the charge into its system, resulting in an overcharge to the borrower. Such assessment further states that this error has been corrected and the overcharge has been refunded to the borrower.

See Item 15, exhibits (33) and (34).

ITEM 1123 OF REGULATION AB. SERVICER COMPLIANCE STATEMENT.

See Item 15, exhibit (35).
                                     PART IV


ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following is a list of documents filed as part of this Annual Report on Form 10-K:

    (1) Not Applicable

    (2) Not Applicable

    (3)

 EXHIBIT NUMBER  DESCRIPTION

       4.1 Pooling and Servicing Agreement (filed as an exhibit to Form 8-K on 2006-09-27)

      10.1 Mortgage Loan Sale and Assignment Agreement (filed as an exhibit to Form 8-K on 2006-09-27)

       31        Sarbanes-Oxley Certification

      33(a) Report on assessment of compliance with servicing criteria for asset-backed securities, Wilshire Credit Corporation, as Servicer

      33(b) Report on assessment of compliance with servicing criteria for asset-backed securities, LaSalle Bank National Association, as Trustee

      33(c) Report on assessment of compliance with servicing criteria for asset-backed securities, LandAmerica Tax and Flood Services, Inc., as Servicing Function Participant

      34(a) Attestation report on assessment of compliance with servicing criteria for asset-backed securities, Wilshire Credit Corporation, as Servicer

      34(b) Attestation report on assessment of compliance with servicing criteria for asset-backed securities, LaSalle Bank National Association, as Trustee

      34(c) Attestation report on assessment of compliance with servicing criteria for asset-backed securities, LandAmerica Tax and Flood Services, Inc., as Servicing Function Participant

      35(a) Servicer compliance statement, Wilshire Credit Corporation, as Servicer

      35(b) Servicer compliance statement, LaSalle Bank National Association, as Trustee

(b) The exhibits required to be filed by Registrant pursuant to Item 601 of Regulation S-K:

   (31) Rule 13a-14(d)/15d-14(d) Certifications.

   (33) Reports on assessment of compliance with servicing criteria for asset-backed securities:

        Wilshire Credit Corporation, as Servicer

        LaSalle Bank National Association, as Trustee LandAmerica Tax and Flood Services, Inc., as Servicing Function Participant

    (34) Attestation reports on assessment of compliance with servicing criteria for asset-backed securities:

        Wilshire Credit Corporation, as Servicer

        LaSalle Bank National Association, as Trustee

        LandAmerica Tax and Flood Services, Inc., as Servicing Function Participant

    (35) Servicer Compliance Statements:

        Wilshire Credit Corporation, as Servicer

        LaSalle Bank National Association, as Trustee

(c) Not Applicable.

                                   SIGNATURES


                                     Wilshire Credit Corporation, as Servicer

October 9, 2007                      /s/ Ken Frye
                                     -------------------------------------------
                                     By: Ken Frye

                                     Title: Senior Vice President Loan Servicing
                                     (Senior Officer in charge of the servicing function of the servicer)

EXHIBIT INDEX

 EXHIBIT NUMBER  DESCRIPTION


       4.1 Pooling and Servicing Agreement (filed as an exhibit to Form 8-K on 2006-09-27)

      10.1 Mortgage Loan Sale and Assignment Agreement (filed as an exhibit to Form 8-K on 2006-09-27)

       31        Sarbanes-Oxley Certification

      33(a) Report on assessment of compliance with servicing criteria for asset-backed securities, Wilshire Credit Corporation, as Servicer

      33(b) Report on assessment of compliance with servicing criteria for asset-backed securities, LaSalle Bank National Association, as Trustee

      33(c) Report on assessment of compliance with servicing criteria for asset-backed securities, LandAmerica Tax and Flood Services, Inc., as Servicing Function Participant

      34(a) Attestation report on assessment of compliance with servicing criteria for asset-backed securities, Wilshire Credit Corporation, as Servicer

      34(b) Attestation report on assessment of compliance with servicing criteria for asset-backed securities, LaSalle Bank National Association, as Trustee

      34(c) Attestation report on assessment of compliance with servicing criteria for asset-backed securities, LandAmerica Tax and Flood Services, Inc., as Servicing Function Participant

      35(a) Servicer compliance statement, Wilshire Credit Corporation, as Servicer

      35(b) Servicer compliance statement, LaSalle Bank National Association, as Trustee

(WILSHIRE(TM) LOGO)

                                                     WILSHIRE CREDIT CORPORATION
                                                                        PAYMENTS
                                      P.O. Box 30040; Los Angeles, CA 90030-0040
                                       or P.O. Box 650314; Dallas, TX 75265-0314

                                                                  CORRESPONDENCE
                                          P.O. Box 8517; Portland, OR 97207-8517

AMENDED SARBANES-OXLEY CERTIFICATION                                       PHONE
                                                                  (503) 952-7947
                                                                  (888) 502-0100

                                                                             FAX
                                                                  (503) 952-7476

October 9, 2007                                                         WEB SITE
                                                                    www.wfsg.com

Merrill Lynch Mortgage Investors, Inc.
250 Vesey Street
4 World Financial Center, 10th Floor
New York, New York 10080

LaSalle Bank National Association
135 South LaSalle Street
Chicago, Illinois 60603

Attn: Jennifer Wilt, Corporate Trust Services--Merrill Lynch Mortgage
      Investors Trust, Series 2006-SD1

Re: Merrill Lynch Mortgage Investors Trust, Mortgage Loan Asset-Backed
    Certificates, Series 2006-SD1, Pool 674

     I, Ken Frye, Senior Vice President, Loan Servicing, certify that:

     1. I have reviewed the report on Form 10-K and all reports on Form 10-D required to be filed in respect of the period covered by this report on Form 10-K of Merrill Lynch Mortgage Investors, Inc., Depositor (the "Exchange Act periodic reports");

     2. Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, all of the distribution, servicing and other information required to be provided under Form 10-D for the period covered by this report is included in the Exchange Act periodic reports;

     4. I am responsible for reviewing the activities performed by the Servicer and based on my knowledge and the compliance review conducted in preparing the Servicer compliance statement required by this report under Item 1123 of Regulation AB, and except as disclosed in the Exchange Act periodic reports, the Servicer has fulfilled its obligations under the Servicing Agreement; and

     5. All of the reports on assessment of compliance with servicing criteria for ABS and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 have been included as an exhibit to this report, except as otherwise disclosed in this report. Any material instances of noncompliance described in such reports have been disclosed in this report on Form 10-K.

     In giving the certifications above, I have reasonably relied on information provided to me by the Trustee, LaSalle Bank National Association, an unaffiliated party.

                                        Wilshire Credit Corporation,
                                        as Servicer


                                        By: /s/ Ken Frye
                                            ------------------------------------
                                        Name: Ken Frye
                                        Title: Senior Vice President Loan
                                               Servicing
                                               (Senior Officer in charge of the
                                                servicing function of the
                                               servicer

Assessment of Compliance, Wilshire Credit Corporation, as Servicer  Page 1 of 10


          MANAGEMENT'S ASSESSMENT ON COMPLIANCE WITH ITEM 1122 CRITERIA

1. Wilshire Credit Corporation ("Wilshire") is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of
Item 1122 of Regulation AB, as of and for the 12-month period ending December 31, 2006 (the "Reporting Period") as set forth in Appendix A hereto. The transactions covered by this report are attached hereto as Appendix B and include asset-backed securities transactions for which Wilshire has acted as a servicer involving residential mortgage loans (the "Platform").

2. Wilshire has engaged certain vendors (the "Vendors") to perform specific, limited or scripted activities, and Wilshire elects to take responsibility for assessing compliance with the servicing criteria or portion of the servicing criteria applicable to such Vendors' activities as set forth in Appendix A hereto;

3. Except as set forth in paragraph 5 below, Wilshire used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess the compliance with the applicable servicing criteria;

4. The criteria listed in the column titled "Inapplicable Servicing Criteria" on Appendix A hereto are inapplicable to Wilshire based on the activities it performs, directly or through its Vendors, with respect to the Platform;

5. Wilshire has complied, in all material respects, with the applicable servicing criteria as of December 31, 2006 and for the Reporting Period with respect to the Platform taken as a whole, except that for one of the forty-five loan payoffs selected for testing, Wilshire calculated the prepayment charge in accordance with the related mortgage note, but transposed the numbers when entering the charge into Wilshire's system, resulting in an overcharge to the borrower. The error has been corrected and the overcharge has been refunded to the borrower.

6. Wilshire has not identified and is not aware of any material instance of noncompliance by the Vendors with the applicable servicing criteria as of December 31, 2006 and for the Reporting Period with respect to the Platform taken as a whole;

7. Wilshire has not identified any material deficiency in its policies and procedures to monitor the compliance by the Vendors with the applicable servicing criteria as of December 31, 2006 and for the Reporting Period with respect to the Platform taken as a whole; and

8. Deloitte & Touche LLP, a registered public accounting firm, has issued an attestation report on Wilshire's assessment of compliance with the applicable servicing criteria for the Reporting Period.

DATE: February 28, 2007
                                        Wilshire Credit Corporation


                                        By: /s/ Ken Frye
                                            ------------------------------------
                                            Ken Frye
                                            Senior Vice President,
                                            Loan Servicing

Assessment of Compliance, Wilshire Credit Corporation, as Servicer  Page 2 of 10


                                   APPENDIX A

                                                                                    INAPPLICABLE
                                                             APPLICABLE               SERVICING
               SERVICING CRITERIA                        SERVICING CRITERIA           CRITERIA*
-----------------------------------------------   -------------------------------   ------------
                                                                  PERFORMED BY
                                                  PERFORMED   VENDOR(S) FOR WHICH
                                                     BY         WILSHIRE IS THE
   REFERENCE                 CRITERIA              WILSHIRE    RESPONSIBLE PARTY
----------------   ----------------------------   ---------   -------------------
                         GENERAL SERVICING
                          CONSIDERATIONS

                   Policies and procedures are
                   instituted to monitor any
                   performance or other
                   triggers and events of
                   default in accordance with      X(1)
1122(d)(1)(i)      the transaction agreements.

                   If any material servicing
                   activities are outsourced
                   to third parties, policies
                   and procedures are
                   instituted to monitor the       X
                   third party's performance
                   and compliance with such
1122(d)(1)(ii)     servicing activities.

                   Any requirements in the
                   transaction agreements to
                   maintain a back-up servicer
                   for the mortgage loans are                                             X
1122(d)(1)(iii)    maintained.

                   A fidelity bond and errors
                   and omissions policy is in
                   effect on the party
                   participating in the
                   servicing function
                   throughout the reporting
                   period in the amount of
                   coverage required by and
                   otherwise in accordance         X
                   with the terms of the
1122(d)(1)(iv)     transaction agreements.

                       CASH COLLECTION AND
                          ADMINISTRATION

                   Payments on pool assets are
                   deposited into the
                   appropriate custodial bank
                   accounts and related bank
                   clearing accounts no more
                   than two business days
                   following receipt, or such
                   other number of days            X(2)               X(3)
                   specified in the
1122(d)(2)(i)      transaction agreements.

                   Disbursements made via wire
                   transfer on behalf of an
                   obligor or to an investor       X(4)
                   are made only by authorized
1122(d)(2)(ii)     personnel.

                   Advances of funds or
                   guarantees

Assessment of Compliance, Wilshire Credit Corporation, as Servicer  Page 3 of 10


                   regarding collections, cash
                   flows or distributions, and
                   any interest or other fees      X
                   charged for such advances,
                   are made, reviewed and
                   approved as specified in
1122(d)(2)(iii)    the transaction agreements.

                   The related accounts for
                   the transaction, such as
                   cash reserve accounts or
                   accounts established as a
                   form of
                   overcollateralization, are      X(5)
                   separately maintained
                   (e.g., with respect to
                   commingling of cash) as set
                   forth in the transaction
1122(d)(2)(iv)     agreements.

                   Each custodial account is
                   maintained at a federally
                   insured depository
                   institution as set forth in
                   the transaction agreements.
                   For purposes of this
                   criterion, "federally
                   insured depository              X(6)
                   institution" with respect
                   to a foreign financial
                   institution means a foreign
                   financial institution that
                   meets the requirements of
                   Rule 13k-1(b)(1) of the
1122(d)(2)(v)      Securities Exchange Act.

                   Unissued checks are
                   safeguarded so as to            X
1122(d)(2)(vi)     prevent unauthorized access.

                   Reconciliations are
                   prepared on a monthly basis
                   for all asset-backed
                   securities related bank
                   accounts, including
                   custodial accounts and
                   related bank clearing
                   accounts. These
                   reconciliations are (A)
                   mathematically accurate;
                   (B) prepared within 30
                   calendar days after the
                   bank statement cutoff date,
                   or such other number of
                   days specified in the           X(7)
                   transaction agreements; (C)
                   reviewed and approved by
                   someone other than the
                   person who prepared the
                   reconciliation; and (D)
                   contain explanations for
                   reconciling items. These
                   reconciling items are
                   resolved within 90 calendar
                   days of their original
                   identification, or such
                   other number of days
                   specified in the
1122(d)(2)(vii)    transaction agreements.

                     INVESTOR REMITTANCES AND
                            REPORTING

Assessment of Compliance, Wilshire Credit Corporation, as Servicer  Page 4 of 10


                   Reports to investors,
                   including those to be filed
                   with the Commission, are
                   maintained in accordance
                   with the transaction
                   agreements and applicable
                   Commission requirements.
                   Specifically, such reports
                   (A) are prepared in
                   accordance with timeframes
                   and other terms set forth
                   in the transaction
                   agreements; (B) provide
                   information calculated in
                   accordance with the terms
                   specified in the
                   transaction agreements; (C)
                   are filed with the
                   Commission as required by
                   its rules and regulations;
                   and (D) agree with              X(8)
                   investors' or the trustee's
                   records as to the total
                   unpaid principal balance
                   and number of mortgage
                   loans serviced by the
1122(d)(3)(i)      Servicer.

                   Amounts due to investors
                   are allocated and remitted
                   in accordance with
                   timeframes, distribution        X(9)
                   priority and other terms
                   set forth in the
1122(d)(3)(ii)     transaction agreements.

                   Disbursements made to an
                   investor are posted within
                   two business days to the
                   Servicer's investor             X
                   records, or such other
                   number of days specified in
1122(d)(3)(iii)    the transaction agreements.

                   Amounts remitted to
                   investors per the investor
                   reports agree with
                   cancelled checks, or other      X(10)
                   form of payment, or
1122(d)(3)(iv)     custodial bank statements.

                    POOL ASSET ADMINISTRATION

                   Collateral or security on
                   pool assets is maintained
                   as required by the
                   transaction agreements or
                   related mortgage loan           X
1122(d)(4)(i)      documents.

                   Pool assets and related
                   documents are safeguarded
                   as required by the              X(11)
1122(d)(4)(ii)     transaction agreements

                   Any additions, removals or
                   substitutions to the asset
                   pool are made, reviewed and
                   approved in accordance with     X(12)
                   any conditions or
                   requirements in the
1122(d)(4)(iii)    transaction agreements.

Assessment of Compliance, Wilshire Credit Corporation, as Servicer  Page 5 of 10


                   Payments on pool assets,
                   including any payoffs, made
                   in accordance with the
                   related pool asset
                   documents are posted to the
                   Servicer's obligor records
                   maintained no more than two
                   business days after
                   receipt, or such other          X
                   number of days specified in
                   the transaction agreements,
                   and allocated to principal,
                   interest or other items
                   (e.g., escrow) in
                   accordance with the related
1122(d)(4)(iv)     pool asset documents.

                   The Servicer's records
                   regarding the pool assets
                   agree with the Servicer's
                   records with respect to an      X
                   obligor's unpaid principal
1122(d)(4)(v)      balance.

                   Changes with respect to the
                   terms or status of an
                   obligor's pool asset (e.g.,
                   loan modifications or
                   re-agings) are made,
                   reviewed and approved by        X
                   authorized personnel in
                   accordance with the
                   transaction agreements and
                   related pool asset
1122(d)(4)(vi)     documents.

                   Loss mitigation or recovery
                   actions (e.g., forbearance
                   plans, modifications and
                   deeds in lieu of
                   foreclosure, foreclosures
                   and repossessions, as
                   applicable) are initiated,      X
                   conducted and concluded in
                   accordance with the
                   timeframes or other
                   requirements established by
1122(d)(4)(vii)    the transaction agreements.

                   Records documenting
                   collection efforts are
                   maintained during the
                   period a pool asset is
                   delinquent in accordance
                   with the transaction
                   agreements. Such records
                   are maintained on at least
                   a monthly basis, or such
                   other period specified in
                   the transaction agreements,     X
                   and describe the entity's
                   activities in monitoring
                   delinquent mortgage loans
                   including, for example,
                   phone calls, letters and
                   payment rescheduling plans
                   in cases where delinquency
                   is deemed temporary (e.g.,
1122(d)(4)(viii)   illness or unemployment).

                   Adjustments to interest
                   rates or rates of return
                   for pool assets with

Assessment of Compliance, Wilshire Credit Corporation, as Servicer  Page 6 of 10


                   variable rates are computed     X
                   based on the related
1122(d)(4)(ix)     mortgage loan documents.

                   Regarding any funds held in
                   trust for an obligor (such
                   as escrow accounts): (A)
                   such funds are analyzed, in
                   accordance with the
                   obligor's pool asset
                   documents, on at least an
                   annual basis, or such other
                   period specified in the
                   transaction agreements; (B)
                   interest on such funds is
                   paid, or credited, to           X
                   obligors in accordance with
                   applicable pool asset
                   documents and state laws;
                   and (C) such funds are
                   returned to the obligor
                   within 30 calendar days of
                   full repayment of the
                   related pool asset, or such
                   other number of days
                   specified in the
1122(d)(4)(x)      transaction agreements.

                   Payments made on behalf of
                   an obligor (such as tax or
                   insurance payments) are
                   made on or before the
                   related penalty or
                   expiration dates, as
                   indicated on the
                   appropriate bills or
                   notices for such payments,      X(13)
                   provided that such support
                   has been received by the
                   Servicer at least 30
                   calendar days prior to
                   these dates, or such other
                   number of days specified in
1122(d)(4)(xi)     the transaction agreements.

                   Any late payment penalties
                   in connection with any
                   payment to be made on
                   behalf of an obligor are
                   paid from the Servicer's        X(14)
                   funds and not charged to
                   the obligor, unless the
                   late payment was due to the
1122(d)(4)(xii)    obligor's error or omission.

                   Disbursements made on
                   behalf of an obligor are
                   posted within two business
                   days to the obligor's
                   records maintained by the       X
                   Servicer, or such other
                   number of days specified in
1122(d)(4)(xiii)   the transaction agreements.

                   Delinquencies, charge-offs
                   and uncollectible accounts
                   are recognized and recorded     X
                   in accordance with the
1122(d)(4)(xiv)    transaction agreements.

                   Any external enhancement or
                   other

Assessment of Compliance, Wilshire Credit Corporation, as Servicer  Page 7 of 10


                   support, identified in Item
                   1114(a)(1) through (3) or
                   Item 1115 of Regulation AB,
                   is maintained as set forth
                   in the transaction
1122(d)(4)(xv)     agreements.                                                            X

(1) Wilshire institutes policies and procedures to only monitor any performance or event of default it is responsible for monitoring pursuant to the transaction agreements.

(2) Wilshire performs the criterion 1122(d)(2)(i) except for the lockbox function, which is a specific, limited activity. Wilshire retains a vendor to perform the lockbox function. Wilshire is only responsible for those custodial accounts held by it as specified in the transaction agreements.

(3) Wilshire retains a vendor to perform the lockbox function, which is a specific, limited activity. Wilshire is the responsible party for the lockbox function.

(4)  Wilshire does not disburse funds to the certificateholders.

(5) Wilshire only maintains custodial accounts it is responsible for as set forth in the transaction agreements.

(6) Wilshire only maintains custodial accounts it is responsible for as set forth in the transaction agreements.

(7) Wilshire only performs reconciliations for those asset-backed securities bank accounts it is responsible for in the transaction agreements.

(8) Wilshire only maintains reports it is responsible for as specified in the transaction agreements. Wilshire does not provide reports to the certificateholders or file reports with the Commission.

(9) Wilshire only allocates and makes available loan payments to the Master Servicer pursuant to its responsiblities under the transaction agreements. Wilshire is not responsible for the allocation or remittance of funds to certificateholders.

(10) Wilshire only remits funds and provides certain investor reports to the Master Servicer pursuant to its responsibilities in the transaction agreements. Wilshire does not disburse funds to the certificateholders.

(11) Wilshire safeguards only the pool assets and related documents it receives pursuant to the transaction agreements.

(12) Wilshire only facilitates the Master Servicer in making certain additions, removals or substitutions to the asset pool. The Master Servicer reviews and approves addtions, removals or substitutions to the asset pool.

(13) Wilshire performs the criteria in 1122(d)(4)(xi) for certain loans in the Platform. For all other loans in the Platform, Wilshire retains a property tax payment provider to perform the servicing criteria 1122(d)(4)(i). The property tax payment provider has provided an assessment of compliance and accountants attestation for servicing criteria 1122(d)(4)(i).

(14) Wilshire performs the criteria in 1122(d)(4)(xii) for certain loans in the Platform. For all other loans in the Platform, Wilshire retains a property tax payment provider to perform the servicing criteria 1122(d)(4)(xii). The property tax payment provider has provided an assessment of compliance and accountants attestation for servicing criteria 1122(d)(4)(xii).

Assessment of Compliance, Wilshire Credit Corporation, as Servicer  Page 8 of 10


                      WILSHIRE CREDIT CORPORATION, SERVICER
                             2006 SECURITIES LISTING
          Exhibit to Regulation AB Attestation and Management Assertion

                                                             APPENDIX B
POOL      DESCRIPTION                                         VERBIAGE
----   ----------------   --------------------------------------------------------------------------------
436    MLMI 2006-SL1      Pooling & Servicing Agreement dated as of January 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Lasalle Bank National Association, Trustee for the Merrill Lynch Mortgage
                          Investors Trust, Series 2006-SL1

576    RFC MASTER         2006-RP1, 2006-RP2, 2006-RP3, 2006-RP4, 2006-SP1, 2006-SP2, 2006-SP3, 2006-SP4
       SERVICED

623    MLMI 2006-HE1      Pooling & Servicing Agreement dated as of January 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Wells Fargo Bank, N.A., Trustee for the Merrill Lynch Mortgage Investors Trust,
                          Series 2006-HE1

628    MLMI 2006-WMC1     Pooling & Servicing Agreement dated as of January 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Wells Fargo Bank, N.A., Trustee for the Merrill Lynch Mortgage Investors Trust,
                          Series 2006-WMC1

635    CSFB HEMT 2006-1   Pooling & Servicing Agreement dated as of February 1, 2006 between Credit Suisse
                          First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage Capital, Inc.,
                          Seller, Wilshire Credit Corporation, Servicer, Ocwen Loan Servicing, LLC,
                          Servicer, Select Portfolio Servicing, Inc., Special Servicer and U.S. Bank
                          National Association, Trustee for the Home Equity Mortgage Trust Series 2006-1

636    MLMI 2006-RM1      Pooling & Servicing Agreement dated as of January 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Lasalle Bank National Association, Trustee for the Merrill Lynch Mortgage
                          Investors Trust, Series 2006-RM1

637    MLMI 2006-WMC2     Pooling & Servicing Agreement dated as of March 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Lasalle Bank National Association, Trustee for the Merrill Lynch Mortgage
                          Investors Trust, Series 2006-WMC2

639    MLMI 2006-HE2      Pooling & Servicing Agreement dated as of March 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Lasalle Bank National Association, Trustee for the Merrill Lynch Mortgage
                          Investors Trust, Series 2006-HE2

643    MLMI 2006-AR1      Pooling & Servicing Agreement dated as of April 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Lasalle Bank National Association, Trustee for the Merrill Lynch Mortgage
                          Investors Trust, Series 2006-AR1

644    CSFB HEMT 2006-2   Servicing Agreement dated as of April 28, 2006 between Wilshire Credit
                          Corporation, Servicer, Ocwen Loan Servicing, LLC, Servicer, PNC Bank, N.A.,
                          Servicer, Select Portfolio Servicing, Inc., Special Servicer Home Equity
                          Mortgage Trust 2006-2, Issuer and U.S. Bank National Association, Indenture
                          Trustee

652    MLMI 2006-RM2      Pooling & Servicing Agreement dated as of May 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Lasalle Bank National Association, Trustee for the Merrill Lynch Mortgage
                          Investors Trust, Series 2006-RM2

653    CSFB HEMT 2006-3   Pooling & Servicing Agreement dated as of June 1, 2006 between Credit Suisse
                          First Boston Mortgage Securities Corp., Depositor, DLJ Mortgage Capital, Inc.,
                          Seller, Wilshire Credit Corporation, Servicer, Ocwen Loan Servicing, LLC,
                          Servicer, Select Portfolio Servicing, Inc., Servicer and Special Servicer and
                          U.S. Bank National Association, Trustee for the Home Equity Mortgage Trust
                          Series 2006-3

657    MLMI 2006-AHL1     Pooling & Servicing Agreement dated as of June 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Lasalle Bank National Association, Trustee for the Merrill Lynch Mortgage
                          Investors Trust, Series 2006-AHL1

                          Pooling & Servicing Agreement dated as of June 1, 2006 between Merrill Lynch
                          Mortgage

Assessment of Compliance, Wilshire Credit Corporation, as Servicer  Page 9 of 10


659    MLMI 2006-HE3      Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Lasalle Bank National Association, Trustee for the Merrill Lynch Mortgage
                          Investors Trust, Series 2006-HE3

660    MLMI 2006-FM1      Pooling & Servicing Agreement dated as of June 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Lasalle Bank National Association, Trustee for the Merrill Lynch Mortgage
                          Investors Trust, Series 2006-FM1

665    MLMI 2006-SL2      Pooling & Servicing Agreement dated as of July 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Lasalle Bank National Association, Trustee for the Merrill Lynch Mortgage
                          Investors Trust, Series 2006-SL2

669    MLMI 2006-HE4      Pooling & Servicing Agreement dated as of July 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Lasalle Bank National Association, Trustee for the Merrill Lynch Mortgage
                          Investors Trust, Series 2006-HE4

674    MLMI 2006-SD1      Pooling & Servicing Agreement dated as of August 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Lasalle Bank National Association, Trustee for the Merrill Lynch Mortgage
                          Investors Trust, Series 2006-SD1

676    MLMI 2006-HE5      Pooling & Servicing Agreement dated as of September 1, 2006, between Merrill
                          Lynch Mortgage Investors, Inc., Depositor, LaSalle Bank National Association,
                          Master Servicer and Securities Administrator, Indymac Bank, FSB, Servicer,
                          Wilshire Credit Corporation, Servicer, and Citibank, N.A., Trustee for MLMI
                          2006-HE5

679    MLMI 2006-MLN1     Pooling & Servicing Agreement dated as of September 1, 2006 between Merrill
                          Lynch Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation,
                          Servicer, and Lasalle Bank National Association, Trustee for the Merrill Lynch
                          Mortgage Investors Trust, Series 2006-MLN1

680    MLMI 2006-RM4      Pooling & Servicing Agreement dated as of September 1, 2006 between Merrill
                          Lynch Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation,
                          Servicer, and Lasalle Bank National Association, Trustee for the Merrill Lynch
                          Mortgage Investors Trust, Series 2006-RM4

685    MLMI 2006-RM5      Pooling & Servicing Agreement dated as of October 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Lasalle Bank National Association, Trustee for the Merrill Lynch Mortgage
                          Investors Trust, Series 2006-RM5

689    MLMI 2006-HE6      Pooling & Servicing Agreement dated as of Decmeber 1, 2006 between Merrill Lynch
                          Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          Lasalle Bank National Association, Trustee for the Merrill Lynch Mortgage
                          Investors Trust, Series 2006-HE6

1406   MLMI SURF          Pooling & Servicing Agreement dated as of February 1, 2006 between Merrill Lynch
       2006-AB1           Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          U.S. Bank National Association, Trustee for SURF 2006-AB1

1407   MLMI SURF          Pooling & Servicing Agreement dated as of February 1, 2006 between Merrill Lynch
       2006-BC1           Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          U.S. Bank National Association, Trustee for SURF 2006-BC1

1408   MLMI SURF          Pooling & Servicing Agreement dated as of March 1, 2006 between Merrill Lynch
       2006-BC2           Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          U.S. Bank National Association, Trustee for SURF 2006-BC2

1409   MLMI SURF          Pooling & Servicing Agreement dated as of June 1, 2006 between Merrill Lynch
       2006-BC3           Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          U.S. Bank National Association, Trustee for SURF 2006-BC3

1410   MLMI SURF          Pooling & Servicing Agreement dated as of May 1, 2006 between Merrill Lynch
       2006-AB2           Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          U.S. Bank National Association, Trustee for SURF 2006-AB2

1411   MLMI SURF          Pooling & Servicing Agreement dated as of September 1, 2006 between Merrill
       2006-AB3           Lynch Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation,
                          Servicer, and U.S. Bank National Association, Trustee for SURF 2006-AB3

Assessment of Compliance, Wilshire Credit Corporation, as Servicer Page 10 of 10


1412   MLMI SURF          Pooling & Servicing Agreement dated as of September 1, 2006 between Merrill
       2006-BC4           Lynch Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation,
                          Servicer, and U.S. Bank National Association, Trustee for SURF 2006-BC4

1413   MLMI SURF          Pooling & Servicing Agreement dated as of November 1, 2006 between Merrill Lynch
       2006-BC5           Mortgage Investors, Inc., Depositor, Wilshire Credit Corporation, Servicer, and
                          U.S. Bank National Association, Trustee for SURF 2006-BC5

Assessment of Compliance, LaSalle Bank National Association,         Page 1 of 9
as Trustee


                                            LASALLE BANK N.A.
                                            135 South LaSalle Street
(LASALLE BANK LOGO)                         Suite 1625
ABN AMRO                                    Chicago, IL 60603
                                            GLOBAL SECURITIES AND TRUST SERVICES

          MANAGEMENT'S ASSERTION ON COMPLIANCE WITH ITEM 1122 CRITERIA

LaSalle Bank National Association (the "Asserting Party") is responsible for assessing its compliance with the applicable servicing criteria set forth in
Item 1122(d) of Regulation AB (17 C.F.R, 229.1122(d)) as indicated on Exhibit A annexed hereto entitled "1122 Servicing Criteria to be Addressed in Assessment of Compliance" (the "Servicing Criteria").

The Asserting Party has assessed the effectiveness of its compliance with the applicable Servicing Criteria as of December 31, 2006, and for the period of January 1, 2006 through December 31, 2006 (the "Reporting Period"). In making this assessment, the Asserting Party used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

Based on such assessment, the Asserting Party believes that, as of December 31, 2006 and for the Reporting Period, it has complied in all material respects with the servicing criteria set forth in Item 1122(d) of Regulation AB for the servicing activities it performs in the asset-backed securities transactions detailed on Exhibit B. For servicing criteria 1122(d)(3)(i)(A) and (B), this assertion covers only the information on the report to investors that is required by the respective transaction agreements.

Ernst and Young, an independent registered public accounting firm, has issued an attestation report with respect to the Asserting Party's assessment of compliance with the Servicing Criteria as of December 31, 2006 and for the Reporting Period. The asset-backed securities transactions to which this assertion and the attestation report relate are listed on Exhibit B.

LaSalle Bank National Association


By: /s/ Barbara L Marik
    ---------------------------------
Name: Barbara L. Marik
Title: First Vice President
Date: February 28, 2007

Assessment of Compliance, LaSalle Bank National Association,         Page 2 of 9
as Trustee


                                    EXHIBIT A

                             1122 SERVICING CRITERIA
                 TO BE ADDRESSED IN AN ASSESSMENT OF COMPLIANCE

                                                                                             SERVICING CRITERIA
                                                                                                APPLICABLE TO
                                                                                                LASALLE BANK
     REG AB                                                                                       NATIONAL
   REFERENCE                                    SERVICING CRITERIA                               ASSOCIATION
----------------   -----------------------------------------------------------------------   ------------------
                                      GENERAL SERVICING CONSIDERATIONS

1122(d)(1)(i)      Policies and procedures are instituted to monitor any performance or               X
                   other triggers and events of default in accordance with the transaction agreements.

1122(d)(1)(ii)     If any material servicing activities are outsourced to third parties,              X
                   policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.

1122(d)(1)(iii)    Any requirements in the transaction agreements to maintain a back-up servicer for the Pool Assets are maintained.

1122(d)(1)(iv)     A fidelity bond and errors and omissions policy is in effect on the                X
                   party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.

                                     CASH COLLECTION AND ADMINISTRATION

1122(d)(2)(i)      Payments on pool assets are deposited into the appropriate custodial               X
                   bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.

1122(d)(2)(ii)     Disbursements made via wire transfer on behalf of an obligor or to an              X
                   investor are made only by authorized personnel.

1122(d)(2)(iii)    Advances of funds or guarantees regarding collections, cash flows or               X
                   distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.

1122(d)(2)(iv)     The related accounts for the transaction, such as cash reserve accounts            X
                   or accounts established as a form of over collateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.

1122(d)(2)(v)      Each custodial account is maintained at a federally insured depository             X
                   institution as set forth in the transaction agreements. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the
                   Securities Exchange Act.

1122(d)(2)(vi)     Unissued checks are safeguarded so as to prevent unauthorized access.              X

1122(d)(2)(vii)    Reconciliations are prepared on a monthly basis for all asset-backed               X
                   securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A)
                   mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.

Assessment of Compliance, LaSalle Bank National Association,         Page 3 of 9
as Trustee


                                      INVESTOR REMITTANCES AND REPORTING

1122(d)(3)(i)      Reports to investors, including those to be filed with the Commission,             X
                   are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C)
                   are filed with the Commission as required by its rules and regulations;
                   and (D) agree with investors' or the indenture trustee's records as to the total unpaid principal balance and number of Pool Assets serviced by the related Servicer.

1122(d)(3)(ii)     Amounts due to investors are allocated and remitted in accordance with             X
                   timeframes, distribution priority and other terms set forth in the transaction agreements.

1122(d)(3)(iii)    Disbursements made to an investor are posted within two business days              X
                   to the related Servicer's investor records, or such other number of days specified in the transaction agreements.

1122(d)(3)(iv)     Amounts remitted to investors per the investor reports agree with                  X
                   cancelled checks, or other form of payment, or custodial bank statements.

                                          POOL ASSET ADMINISTRATION

1122(d)(4)(i)      Collateral or security on pool assets is maintained as required by the             X
                   transaction agreements or related pool asset documents.

1122(d)(4)(ii)     Pool assets and related documents are safeguarded as required by the               X
                   transaction agreements

1122(d)(4)(iii)    Any additions, removals or substitutions to the asset pool are made,               X
                   reviewed and approved in accordance with any conditions or requirements in the transaction agreements.

1122(d)(4)(iv)     Payments on pool assets, including any payoffs, made in accordance with the related pool asset documents are posted to the related Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related pool asset documents.

1122(d)(4)(v)      The related Servicer's records regarding the pool assets agree with the related Servicer's records with respect to an obligor's unpaid principal balance.

1122(d)(4)(vi)     Changes with respect to the terms or status of an obligor's pool assets
                   (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.

1122(d)(4)(vii)    Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.

1122(d)(4)(viii)   Records documenting collection efforts are maintained during the period a pool asset is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's activities in monitoring delinquent pool assets including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).

1122(d)(4)(ix)     Adjustments to interest rates or rates of return for pool assets with variable rates are computed based on the related pool asset documents.

1122(d)(4)(x)      Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's pool asset documents, on at least an annual basis, or such other period specified in the transaction agreements;

Assessment of Compliance, LaSalle Bank National Association,         Page 4 of 9
as Trustee


                   (B) interest on such funds is paid, or credited, to obligors in accordance with applicable pool asset documents and state laws; and (C)
                   such funds are returned to the obligor within 30 calendar days of full repayment of the related pool assets, or such other number of days specified in the transaction agreements.

1122(d)(4)(xi)     Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.

1122(d)(4)(xii)    Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the related Servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.

1122(d)(4)(xiii)   Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the transaction agreements.

1122(d)(4)(xiv)    Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.

1122(d)(4)(xv)     Any external enhancement or other support, identified in Item                      X
                   1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.

Assessment of Compliance, LaSalle Bank National Association,         Page 5 of 9
as Trustee


                                    EXHIBIT B
                                2006 TRANSACTIONS

                                                                        CUSTODIAN ONLY          PAYING AGENT ONLY
    NON-SPECIFIC TRANSACTIONS        NOMINAL TRUSTEE TRANSACTIONS        TRANSACTIONS             TRANSACTIONS
---------------------------------   ------------------------------   --------------------   ------------------------
       ACE Series 2006-GP1               Bear Stearns Series          Basic Asset Backed    Washington Mutual Series
                                              2006-PWR11                    2006-1                  2006-AR2
Banc of America Comm. Mtge Series   Bear Stearns Series 2006-PWR12     Credit Suisse AB     Washington Mutual Series
              2006-2                                                     Series 2006-1              2006-AR6
Banc of America Comm. Mtge Series   Bear Stearns Series 2006-PWR13     Credit Suisse AB     Washington Mutual Series
              2006-5                                                     Series 2006-2              2006-AR7
   Bear Stearns Series 2006-AQ1     Bear Stearns Series 2006-PWR14     Credit Suisse AB     Washington Mutual Series
                                                                         Series 2006-3              2006-AR8
   Bear Stearns Series 2006-EC1          Bear Stearns Series           Credit Suisse AB     Washington Mutual Series
                                              2006-TOP22                 Series 2006-4              2006-AR9
   Bear Stearns Series 2006-EC2     Bear Stearns Series 2006-TOP24    Credit Suisse ARMT    Washington Mutual Series
                                                                         Series 2006-1              2006-AR10
   Bear Stearns Series 2006-HE1     GSAA Home Equity Trust 2006-14    Credit Suisse ARMT    Washington Mutual Series
                                                                         Series 2006-2              2006-AR11
   Bear Stearns Series 2006-HE2         GSAMP Series 2006-HE3         Credit Suisse ARMT    Washington Mutual Series
                                                                         Series 2006-3              2006-AR12
   Bear Stearns Series 2006-HE3         GSAMP Series 2006-HE4         Credit Suisse HEMT    Washington Mutual Series
                                                                         Series 2006-1              2006-AR13
   Bear Stearns Series 2006-HE4         GSAMP Series 2006-HE5         Credit Suisse HEMT    Washington Mutual Series
                                                                         Series 2006-2              2006-AR14
   Bear Stearns Series 2006-HE5         GSAMP Series 2006-HE6         Credit Suisse HEMT    Washington Mutual Series
                                                                         Series 2006-3              2006-AR15
   Bear Stearns Series 2006-HE6         GSAMP Series 2006-HE7         Credit Suisse HEMT    Washington Mutual Series
                                                                         Series 2006-4              2006-AR16
   Bear Stearns Series 2006-HE7         GSAMP Series 2006-HE8         Credit Suisse HEMT    Washington Mutual Series
                                                                         Series 2006-5              2006-AR17
   Bear Stearns Series 2006-HE8       JP Morgan Series 2006-LDP9      Credit Suisse HEMT    Washington Mutual Series
                                                                         Series 2006-6              2006-AR18
   Bear Stearns Series 2006-HE9         Morgan Stanley Series        Credit Suisse Series   Washington Mutual Series
                                              2006-TOP21                    2006-1                  2006-AR19
  Bear Stearns Series 2006-HE10         Morgan Stanley Series        Credit Suisse Series   Washington Mutual Series
                                              2006-TOP23                    2006-2                  2006-HE1
   Bear Stearns Series 2006-PC1        Morgan Stanley Capital I      Credit Suisse Series   Washington Mutual Series
                                           Series 2006-HQ10                 2006-3                  2006-HE2
  Bear Stearns ABS Series 2006-1    Morgan Stanley Mtg Loan Trust    Credit Suisse Series   Washington Mutual Series
                                          Series 2006-16ARX                 2006-4                  2006-HE3
  Bear Stearns Mortgage Funding     Morgan Stanley Mtg Loan Trust    Credit Suisse Series   Washington Mutual Series
         Series 2006-SL1                   Series 2006-1AR                  2006-5                  2006-HE4
  Bear Stearns Mortgage Funding     Morgan Stanley Mtg Loan Trust    Credit Suisse Series   Washington Mutual Series
         Series 2006-SL2                   Series 2006-3AR                  2006-6                  2006-HE5
  Bear Stearns Mortgage Funding     Morgan Stanley Mtg Loan Trust    Credit Suisse Series    Washington Mutual WMALT
         Series 2006-SL3                   Series 2006-5AR                  2006-7                  2006-AR1
  Bear Stearns Mortgage Funding     Morgan Stanley Mtg Loan Trust    Credit Suisse Series    Washington Mutual WMALT
         Series 2006-SL4                   Series 2006-6AR                  2006-8                  2006-AR2

Assessment of Compliance, LaSalle Bank National Association,         Page 6 of 9
as Trustee

  Bear Stearns Mortgage Funding     Morgan Stanley Mtg Loan Trust    Credit Suisse Series    Washington Mutual WMALT
         Series 2006-SL5                   Series 2006-8AR                  2006-9                  2006-AR3
  Bear Stearns Mortgage Funding     Morgan Stanley Mtg Loan Trust     Credit Suisse HEAT     Washington Mutual WMALT
         Series 2006-SL6                   Series 2006-9AR               Series 2006-1              2006-AR4
      C-BASS Series 2006-CB7        Morgan Stanley Mtg Loan Trust     Credit Suisse HEAT     Washington Mutual WMALT
                                            Series 2006-2                Series 2006-3              2006-AR5
      C-BASS Series 2006-CB9        Morgan Stanley Mtg Loan Trust     Credit Suisse HEAT     Washington Mutual WMALT
                                            Series 2006-7                Series 2006-4              2006-AR6
  Citigroup Commercial Mortgage     Morgan Stanley Mtg Loan Trust     Credit Suisse HEAT     Washington Mutual WMALT
       Trust Series 2006-C4                 Series 2006-11               Series 2006-5              2006-AR7
  Citigroup Commercial Mortgage     Morgan Stanley Mtg Loan Trust     Credit Suisse HEAT     Washington Mutual WMALT
       Trust Series 2006-C5                Series 2006-12XS              Series 2006-6              2006-AR8
    CD 2006-CD3 Mortgage Trust      Morgan Stanley Mtg Loan Trust     Credit Suisse HEAT     Washington Mutual WMALT
                                          Series 2006-13ARX              Series 2006-7              2006-AR9
       COMM Series 2006-C8          Morgan Stanley Mtg Loan Trust     Credit Suisse HEAT     Washington Mutual WMALT
                                           Series 2006-15XS              Series 2006-8              2006-AR10
CSFB Commercial Mtg. Trust Series   Morgan Stanley Mtg Loan Trust       Lehman Mortgage      Washington Mutual WMALT
             2006-C4                       Series 2006-17XS           Trust Series 2006-1            2006-1
    First Franklin MLT Series          Thornburg Mtg Securities         Lehman Mortgage      Washington Mutual WMALT
            2006-FF18                    Trust Series 2006-1          Trust Series 2006-4            2006-2
Greenwich Capital Series 2006-GG7      Thornburg Mtg Securities         Lehman Mortgage      Washington Mutual WMALT
                                         Trust Series 2006-2          Trust Series 2006-5            2006-3
GE Capital Comm Mtg. Corp. Series      Thornburg Mtg Securities         Lehman Mortgage      Washington Mutual WMALT
             2006-C1                     Trust Series 2006-3          Trust Series 2006-6            2006-4
   JP Morgan Series 2006-CIBC14        Thornburg Mtg Securities         Lehman Mortgage      Washington Mutual WMALT
                                         Trust Series 2006-4          Trust Series 2006-7            2006-5
   JP Morgan Series 2006-CIBC15        Thornburg Mtg Securities         Lehman Mortgage      Washington Mutual WMALT
                                         Trust Series 2006-5          Trust Series 2006-8            2006-6
   JP Morgan Series 2006-CIBC17        Thornburg Mtg Securities         Lehman Mortgage      Washington Mutual WMALT
                                         Trust Series 2006-6          Trust Series 2006-9            2006-7
    JP Morgan Series 2006-LDP7        ZUNI Trust Series 2006-OA1        Lehman XS Trust      Washington Mutual WMALT
                                                                         Series 2006-1               2006-8
    JP Morgan Series 2006-LDP8                                          Lehman XS Trust      Washington Mutual WMALT
                                                                         Series 2006-3               2006-9

Assessment of Compliance, LaSalle Bank National Association,         Page 7 of 9
as Trustee


                                                                     CUSTODIAN ONLY     PAYING AGENT ONLY
    NON-SPECIFIC TRANSACTIONS      NOMINAL TRUSTEE TRANSACTIONS       TRANSACTIONS         TRANSACTIONS
--------------------------------   ----------------------------   -------------------   -----------------
  Lehman XS Trust Series 2006-8                                     Lehman XS Trust
                                                                     Series 2006-5
 Lehman XS Trust Series 2006-11                                     Lehman XS Trust
                                                                     Series 2006-7
 Lehman XS Trust Series 2006-15                                     Lehman XS Trust
                                                                     Series 2006-9
 Lehman XS Trust Series 2006-19                                     Lehman XS Trust
                                                                    Series 2006-10N
 Lehman XS Trust Series 2006-20                                     Lehman XS Trust
                                                                    Series 2006-12
  Lehman Mortgage Trust Series                                      Lehman XS Trust
             2006-2                                                 Series 2006-13
 LB-UBS Comm. Mtge. Trust Series                                    Lehman XS Trust
             2006-C1                                                Series 2006-17
 LB-UBS Comm. Mtge. Trust Series                                    Morgan Stanley
             2006-C3                                                Series 2006-HE1
 LB-UBS Comm. Mtge. Trust Series                                    Morgan Stanley
             2006-C4                                                Series 2006-HE2
 LB-UBS Comm. Mtge. Trust Series                                    Morgan Stanley
             2006-C6                                                Series 2006-HE3
 LB-UBS Comm. Mtge. Trust Series                                    Morgan Stanley
             2006-C7                                                Series 2006-HE4
 Merrill Lynch Series 2006-MLN1                                     Morgan Stanley
                                                                    Series 2006-HE5
 Merrill Lynch Series 2006-OPT1                                     Morgan Stanley
                                                                    Series 2006-HE6
 Merrill Lynch Series 2006-WMC2                                     Morgan Stanley
                                                                    Series 2006-HE7
  Merrill Lynch Series 2006-FF1                                     Morgan Stanley
                                                                    Series 2006-HE8
Merrill Lynch Countrywide Series                                  Morgan Stanley HEL
             2006-1                                                  Series 2006-1
Merrill Lynch Countrywide Series                                   NYMC Series 2006
             2006-2
Merrill Lynch Countrywide Series                                      SAIL 2006-1
             2006-3
Merrill Lynch Countrywide Series                                      SAIL 2006-2
             2006-4
 Merrill Lynch Series 2006-AHL1                                       SAIL 2006-3
  Merrill Lynch Series 2006-AR1                                       SAIL 2006-4
  Merrill Lynch Series 2006-FM1                                       SARM 2006-1
  Merrill Lynch Series 2006-HE2                                       SARM 2006-2
  Merrill Lynch Series 2006-HE3                                       SARM 2006-3
  Merrill Lynch Series 2006-HE4                                       SARM 2006-4

Assessment of Compliance, LaSalle Bank National Association,         Page 8 of 9
as Trustee


  Merrill Lynch Series 2006-HE5                                       SARM 2006-5
  Merrill Lynch Series 2006-HE6                                       SARM 2006-6
  Merrill Lynch Series 2006-RM1                                       SARM 2006-7
  Merrill Lynch Series 2006-RM2                                       SARM 2006-8
  Merrill Lynch Series 2006-RM3                                       SARM 2006-9
  Merrill Lynch Series 2006-RM4                                      SARM 2006-10
  Merrill Lynch Series 2006-RM5                                      SARM 2006-11
  Merrill Lynch Series 2006-SD1                                      SARM 2006-12
  Merrill Lynch Series 2006-SL1                                     SASCO 2006-BC1
  Merrill Lynch Series 2006-SL2                                     SASCO 2006-BC2
  Merrill Lynch Series 2006-C1                                      SASCO 2006-BC3
  Merrill Lynch Series 2006-C2                                      SASCO 2006-BC4
 Morgan Stanley Capital I Series                                    SASCO 2006-BC5
            2006-HQ8
 Morgan Stanley Capital I Series                                    SASCO 2006-BC6
            2006-HQ9
 Morgan Stanley Capital I Series                                     SASCO 2006-S1
            2006-IQ11
 Morgan Stanley Capital I Series                                     SASCO 2006-S2
            2006-IQ12
  Morgan Stanley Mtg Loan Trust                                      SASCO 2006-S3
         Series 2006-4SL
  Morgan Stanley Mtg Loan Trust                                      SASCO 2006-S4
        Series 2006-10SL
  Morgan Stanley Mtg Loan Trust                                   Sequoia Alternative
        Series 2006-14SL                                           Loan Trust Series
                                                                        2006-1
OWNIT Mortgage Loan Trust Series
             2006-3
OWNIT Mortgage Loan Trust Series
             2006-4

Assessment of Compliance, LaSalle Bank National Association,         Page 9 of 9
as Trustee


                                                                     CUSTODIAN ONLY     PAYING AGENT ONLY
    NON-SPECIFIC TRANSACTIONS      NOMINAL TRUSTEE TRANSACTIONS       TRANSACTIONS         TRANSACTIONS
--------------------------------   ----------------------------   -------------------   -----------------
  OWNIT Mortgage Loan Trust
        Series 2006-5
  OWNIT Mortgage Loan Trust
        Series 2006-6
  OWNIT Mortgage Loan Trust
        Series 2006-7
 SACO I Trust Series 2006-1
 SACO I Trust Series 2006-2
 SACO I Trust Series 2006-3
 SACO I Trust Series 2006-4
 SACO I Trust Series 2006-5
 SACO I Trust Series 2006-6
 SACO I Trust Series 2006-7
 SACO I Trust Series 2006-8
 SACO I Trust Series 2006-9
 SACO I Trust Series 2006-10
 SACO I Trust Series 2006-12
    SATURNS Series 2006-1
    SATURNS Series 2006-2
     TILES Series 2006-1
  Wachovia Bank CMT Series
          2006-C24

Assessment of Compliance, LandAmerica Tax and Flood Services, Inc.,
as Servicing Fun...                                                  Page 1 of 1


                       REPORT ON ASSESSMENT OF COMPLIANCE
                      WITH REGULATION AB SERVICING CRITERIA

1. The undersigned authorized officer of LandAmerica Tax and Flood Services, Inc. (the "Company") is responsible for assessing the Company's compliance with the applicable servicing criteria as defined in 17 CFR Part 229 Section 1122(d)
(4) (xi) and 1122(d) (4) (xii) (the "Regulation AB Servicing Criteria") for residential mortgage backed securities for which the Company served as third-party property tax payment provider on the underlying collateral (the "Platform"). Except as set forth in the preceding sentence, the servicing criteria set forth in 17 CFR Part 229 Section 1122(d) are not applicable to the activities the Company performed with respect to the Platform.

2. The Company used the criteria in 17 CFR Part 229 Section 1122(d) to assess the compliance with the Regulation AB Servicing Criteria.

3. Under one of the services offered by the Company, some customers may elect to remit tax payments directly to tax agencies without having the Company remit those property tax payments through our tax payment service. We refer to these customers as "non-outsourced servicer customers." With respect to these non-outsourced customers and the services the Company delivered pursuant to the servicing criteria set forth in 17 CFR Part 229 Section 1122(d)(4)(xi), the Company's assertion is strictly limited to its processing of tax payments submitted through the Company's tax payment service.

4. With respect to servicing criteria set forth in 17 CFR Part 229 Section 1122(d)(4)(xii), the Company's assertion is strictly limited to its processing of property tax penalty payments. The Company has determined that its servicer customers may also have access to systems that enable those servicers to process penalties through obligor escrow accounts. Management's assessment of compliance does not relate to the actual or potential activities of other parties with access to obligor escrow accounts.

5. Based on such assessment, management believes that, as of and for the year ended December 31, 2006, the Company has complied in all material respects with the Regulation AB Servicing Criteria related to the servicing of the Platform.

6. The registered public accounting firm of Grant Thornton, LLP, has issued an attestation report on the Company's assessment of compliance with the Regulation AB Servicing Criteria as of and for the year ended December 31, 2006.

Date: February 20, 2007

LandAmerica Tax and Flood Services, Inc.


By: /s/ Bob Ige
    ---------------------------------
Name: Robert Ige
Its: Executive Vice President

Attestation Report on Assessment of Compliance, Wilshire Credit
Corporation, as Servicer                                             Page 1 of 3


(DELOITTE(R) LOGO)

                                         Deloitte & Touche LLP
                                         Suite 3900
                                         111 SW Fifth Avenue
                                         Portland, OR 97204-3642
                                         USA

                                         Tel: +1 503 222 1341
                                         Fax: + 503 224 2172
                                         www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Wilshire Credit Corporation

We have examined Wilshire Credit Corporation's (the "Company"), a wholly-owned subsidiary of Merrill Lynch Mortgage Capital Inc., a division of Merrill Lynch & Co., New York, NY, compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB for the Residential Mortgage Loan Platform (the "Platform") described in the accompanying Management's Assertion on Compliance with Item 1122 Criteria, as of and for the year ended December 31, 2006, excluding the criteria set forth in Items 1122(d)(1)(iii) and 1122(d)(4)(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Appendix A to management's assertion identifies the individual asset-backed transactions defined by management as constituting the Platform. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each specific asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

As described in management's assertion, for servicing criteria 1122(d)(2)(i) the Company has engaged a vendor to perform certain activities required by this servicing criteria. The Company has determined that this vendor is not considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to this vendor as permitted by Interpretation
17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations ("Interpretation 17.06"). As permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criteria applicable to this vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the

Attestation Report on Assessment of Compliance, Wilshire Credit
Corporation, as Servicer                                             Page 2 of 3

vendor and related criteria as described in its assertion, and we performed no procedures with respect to the Company's determination of its eligibility to use Interpretation 17.06.

                                         Member of
                                         Deloitte Touche Tohmatsu

Attestation Report on Assessment of Compliance, Wilshire Credit
Corporation, as Servicer                                             Page 3 of 3

Our examination disclosed the following material noncompliance with 1122(d)(4)(iv) applicable to the Company during the year ended December 31, 2006. In one of forty-five paid-off loans selected for testing, the Company charged a prepayment charge to a mortgagor that was not in accordance with the related mortgage note.

In our opinion, except for the material noncompliance described in the preceding paragraph, the Company complied with the aforementioned applicable servicing criteria for the Residential Mortgage Loan Platform as of and for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Portland, Oregon
February 28, 2007

Attestation Report on Assessment of Compliance, LaSalle Bank N.A.,
as Trustee                                                           Page 1 of 1

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have examined management's assertion, included in the accompanying Management's Assertion on Compliance with Item 1122 Criteria, that LaSalle Bank National Association ("LBNA" or "the Company"), a wholly owned subsidiary of LaSalle Bank Corporation, complied with the servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission's Regulation AB for all new Asset Backed Securities, Commercial Mortgage Backed Securities and Residential Mortgage Backed Securities securitization trust transactions subsequent to January 1, 2006, to the extent subject to Regulation AB for which LBNA is trustee ("the Platform"), as of and for the year ended December 31, 2006, except for those criteria which the Company has determined are not applicable to the activities performed by them with respect to the Platform covered by this report. See Exhibit A of management's assertion for a list of servicing criteria determined by the Company to be applicable to the activities performed by them with respect to the Platform. As indicated in the Management's Assertion on Compliance with Item 1122 Criteria, management's assertion for servicing criteria 1122(d)(3)(i)(A) and (B) covers only the information in reports to investors that is specifically required by the respective transaction agreements, and not to any additional information included in reports to investors that is not required by the respective transaction agreements. Management is responsible for the Company's compliance with the servicing criteria listed in Exhibit A. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual mortgage transactions and securities that comprise the platform, testing of less than all of the servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

In our opinion, management's assertion that the Company complied with the aforementioned servicing criteria as of and for the year ended December 31, 2006 for the Platform, is fairly stated, in all material respects.


                                        /S/ ERNST & YOUNG LLP

February 28, 2007
Chicago, Illinois

                    A Member Practice of Ernst & Young Global

Attestation Report on Assessment of Compliance, LandAmerica Tax
Flood Services, ...                                                  Page 1 of 1


                                                           (GRANT THORNTON LOGO)

Accountants and Business Advisors

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
LandAmerica Tax and Flood Services, Inc.

We have examined management's assertion, included in the accompanying Report on Assessment of Compliance with Regulation AB Servicing Criteria ("Management's Report"), that LandAmerica Tax and Flood Services, Inc. (the "Company") complied with the servicing criteria set forth in Item 1122(d) of the U.S. Securities and Exchange Commission's Regulation AB for the residential mortgage backed securities for which the Company served as third-party property tax payment provider on the underlying collateral (the "Platform") as of and for the year ended December 31, 2006, excluding criteria 1122(d)(1)(i)-(iv), 1122(d)(2)(i)-(vii), 1122(d)(3)(i)-(iv), 1122(d)(4)(i)-(x) and
1122(d)(4)(xiii)-(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management is responsible for the Company's compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the applicable servicing criteria for the Platform based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria for the Platform and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities constituting the Platform and evaluating whether the Company performed servicing activities related to those transactions and securities in compliance with the applicable servicing criteria for the period covered by this report. Accordingly, our testing may not have included servicing activities related to each asset-backed transaction or security constituting the Platform. Further, our examination was not designed to detect material noncompliance that may have occurred prior to the period covered by this report and that may have affected the Company's servicing activities during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the applicable servicing criteria.

In our opinion, management's assertion that LandAmerica Tax and Flood Services, Inc. complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2006 is fairly stated, in all material respects.


/s/ GRANT THORNTON LLP
Irvine, CA
February 20, 2007

18400 Von Karman Avenue
Suite 900
Irvine, CA 92612-0525
T 949.553.1600
F 949.553.0168
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

(WILSHIRE(TM) LOGO)

                                                     WILSHIRE CREDIT CORPORATION
                                                                        PAYMENTS
                                      P.O. Box 30040; Los Angeles, CA 90030-0040
                                       or P.O. Box 650314; Dallas, TX 75265-0314

AMENDED CERTIFICATION OF SERVICER                                 CORRESPONDENCE
                                          P.O. Box 8517; Portland, OR 97207-8517

                                                                           PHONE
                                                                  (503) 952-7947
                                                                  (888) 502-0100

As of March 29, 2007                                                         FAX
                                                                  (503) 952-7476

                                                                        WEB SITE
                                                                    www.wfsg.com

Merrill Lynch Mortgage Investors, Inc.
250 Vesey Street
4 World Financial Center, 10th Floor
New York, New York 10080
LaSalle Bank National Association
135 South LaSalle Street

Chicago, Illinois 60603

Attention: Jennifer Wilt, Corporate Trust Services--Merrill Lynch Mortgage
           Investors Trust, Series 2006-SD1

Re: Pooling and Servicing Agreement (the "Agreement") dated as August 1, 2006 among Merrill Lynch Mortgage Investors, Inc., as Depositor, Wilshire Credit Corporation, as Servicer and LaSalle Bank National Association, as Trustee, relating to Merrill Lynch Mortgage Investors Trust, Mortgage Loan Asset-Backed Certificates, Series 2006-SD1, Pool 674

I, Ken Frye, Senior Vice President, Loan Servicing of Wilshire Credit Corporation (the "Servicer"), hereby certify that:

     i. A review of the activities of the Servicer during the preceding calendar year and of the performance of the Servicer under this Agreement has been made under my supervision, and

     ii. To the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under this Agreement in all material respects throughout such year or a portion thereof.

                                        Wilshire Credit Corporation,
                                        as Servicer


                                        By: /s/ Ken Frye
                                            ------------------------------------
                                        Name: Ken Frye
                                        Title: Vice President Loan Servicing

Servicer Compliance Statement, LaSalle Bank N.A., as Trustee         Page 1 of 1



(LASALLE BANK LOGO)
ABM AMRO

                         ANNUAL STATEMENT OF COMPLIANCE

VIA: EMAIL

Merrill Lynch Mortgage Investors, Inc.
250 Vesey Street
4 World Financial Center, 10th Floor
New York, New York 10080

Wilshire Credit Corporation
14523 SW Millikan Way
Suite 200
Beaverton, Oregon 97005

Attention: Merrill Lynch Mortgage Investors Trust, Series 2006-SD1

Re: Pooling and Servicing Agreement (the "Agreement") dated as of August 1, 2006 among Merrill Lynch Mortgage Investors, Inc., as depositor, Wilshire Credit Corporation, as servicer and LaSalle Bank National Association, as trustee, relating to Merrill Lynch Mortgage Investors Trust, Mortgage Loan Asset-Backed Certificates, Series 2006-SD1

     I, Barbara L. Marik, a First Vice President of LaSalle Bank National Association, as Trustee hereby certify that:

(1) A review of the activities of the Trustee during the preceding calendar year and of the performance of the Trustee under the Agreement has been made under my supervision; and

(2) To the best of my knowledge, based on such review, the Trustee has fulfilled all its obligations under the Agreement in all material respects throughout such year or a portion thereof.

Date: February 1, 2007

LaSalle Bank National Association, as Trustee


/s/ Barbara L Marik
-------------------------------------
Barbara L. Marik
First Vice President

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-D/A

                               AMENDMENT NO. 1 TO
  ASSET-BACKED ISSUER DISTRIBUTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the monthly distribution period from
                    October 25, 2006 to November 27, 2006

           Commission File Number of issuing entity: 333-130545-24

           MERRILL LYNCH MORTGAGE INVESTORS TRUST, SERIES 2006-SD1 (Exact name of issuing entity as specified in its charter)

               Commission File Number of depositor: 333-130545
                                                    ----------

                    MERRILL LYNCH MORTGAGE INVESTORS, INC.
                    --------------------------------------
            (Exact name of depositor as specified in its charter)

                     MERRILL LYNCH MORTGAGE LENDING INC.
                     -----------------------------------
             (Exact name of sponsor as specified in its charter)

                                    New York
 (State or other jurisdiction of incorporation or organization of the issuing entity)

              Applied for, but not yet received from the I.R.S.
              -------------------------------------------------
                     (I.R.S. Employer Identification No.)

           c/o LaSalle Bank National
                  Association                         60603
           135 South LaSalle Street
               Chicago, Illinois
        --------------------------------           -------------
             (Address of principal                  (Zip Code)
           executive offices of the
                issuing entity)

                                 312-904-7323
                                 ------------
                   (Telephone number, including area code)

                                       N/A
         (Former name, former address, if changed since last report)

                 Registered/reporting pursuant to (check one)

                                                                        Name of exchange
Title of class          Section 12(b)  Section 12(g)  Section 15(d)    (If Section 12(b))
Classes A, M-1,
M-2, M-3, B, and R           [ ]            [ ]            [X]           ________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]   No [ ]

SEC 2503 (03-05) POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

PART I - DISTRIBUTION INFORMATION

ITEM 1. DISTRIBUTION AND POOL PERFORMANCE INFORMATION.

The revised monthly distribution report for the period referenced above for the holders of Merrill Lynch Mortgage Investors Trust, Mortgage Loan Asset-Backed Certificates, Series 2006-SD1 is attached as Exhibit 99.1.


PART II - OTHER INFORMATION

ITEM 2. LEGAL PROCEEDINGS.

None.


ITEM 3. SALES OF SECURITIES AND USE OF PROCEEDS.

None.


ITEM 4. DEFAULTS UPON SENIOR SECURITIES.

Contained within Item 1, if any.

ITEM 5. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 6. SIGNIFICANT OBLIGORS OF POOL ASSETS.

None.

ITEM 7. SIGNIFICANT ENHANCEMENT PROVIDER INFORMATION.

None.

ITEM 8. OTHER INFORMATION.

None.

ITEM 9. EXHIBITS.

(a) 99.1 Revised monthly distribution report pursuant to Section 4.05 of the Pooling and Servicing Agreement for the period referenced above. The date and time stamp on the attached monthly distribution report is 09-Oct-2007 10:29.

SIGNATURES*

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Wilshire Credit Corporation, as Servicer

Date: October 9, 2007                   /s/ Ken Frye
                                        ----------------------------------------
                                        Name: Ken Frye
                                        Title: Senior Vice President, Loan
                                        Servicing

                                                         Revised Date: 09-Oct-07

            MERRILL LYNCH MORTGAGE INVESTORS TRUST
            MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                        SERIES 2006-SD1

                 DISTRIBUTION DATE: 27-NOV-06

                    ABN AMRO ACCT: 724064.1

PAYMENT DATE:               27-Nov-06
PRIOR PAYMENT:              25-Oct-06
NEXT PAYMENT:               26-Dec-06
RECORD DATE:                31-Oct-06
DISTRIBUTION COUNT:                 3
CLOSING DATE:               12-Sep-06
FIRST PAY. DATE:            25-Sep-06
RATED FINAL PAYMENT DATE:   25-Jan-47
DETERMINATION DATE:         15-Nov-06

OUTSIDE PARTIES TO THE TRANSACTION

Issuer: Merrill Lynch & Company- Asset Backed Sec. Group
Depositor: Merrill Lynch Mortgage Investors, Inc.
Underwriter: Merrill Lynch & Company- Asset Backed Sec. Group
Master Servicer: Wilshire Credit Corporation
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's

CONTACT INFORMATION:

Analyst:         Kalan Jablonski               714.259.6240
                 kalan.jablonski@abnamro.com

Administrator:   Robert Waddell                312.904.6257
                 robert.waddell@abnamro.com

LaSalle Website: www.etrustee.net

Effective October 1, 2007, Bank of America Corporation, parent corporation of Bank of America, N.A. ("Bank of America") and Banc of America Securities LLC ("BAS"), has acquired ABN AMRO North

America Holding Company, parent company of LaSalle Bank Corporation and LaSalle Bank National Association ("LaSalle") from ABN AMRO Bank N.V. (the "Acquisition").

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                                TABLE OF CONTENTS

CONTENT:                                                                   PAGES
--------                                                                   -----
Statement to Certificate Holders                                               3
Statement to Certificate Holders (Factors)                                     4
Pool/Non-Pool Funds Cash Reconciliation                                        5
Cash Reconciliation Summary                                                    6
Pool Detail and Performance Indicators                                         7
Bond Interest Reconciliation Part I                                            8
Bond Interest Reconciliation Part II                                           9
Bond Principal Reconciliation                                                 10
Rating Information                                                            11
15 Month Loan Status Summary Part I                                        12-14
15 Month Loan Status Summary Part II                                       15-17
Current Distribution Loan Status Summary                                   18-20
15 Month Historical Payoff Summary                                         21-22
Prepayment Premium Loan Detail                                                23
Prepayment Summary                                                            24
Mortgage Loan Characteristics Part I                                          25
Mortgage Loan Characteristics Part II                                      26-28
Geographic Concentration                                                      29
Current Period Realized Loss Detail                                           30
Historical Realized Loss Summary                                              31
Realized Loss Summary                                                         32
Servicemembers Civil Relief Act                                               33
Material Breaches Detail                                                      34
Modified Loan Detail (Historical)                                             35
Collateral Asset Changes                                                      36
Historical Collateral Level REO Report                                     37-39
Substitution Detail History                                                   40
Substitution Detail History Summary                                           41

                                                         Revised Date: 09-Oct-07

               MERRILL LYNCH MORTGAGE INVESTORS TRUST
               MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                           SERIES 2006-SD1

                    DISTRIBUTION DATE: 27-NOV-06
                            BOND PAYMENTS

                                         Beginning                     Principal
                        Original        Certificate       Principal   Adjustment
Class     CUSIP      Face Value (1)       Balance          Payment      or Loss
-----   ---------   ---------------   --------------   ------------   ----------
A       59023JAA5   107,939,000.00     99,702,229.19   2,030,949.56      0.00
M-1     59023JAB3    14,403,000.00     14,403,000.00           0.00      0.00
M-2     59023JAC1    15,561,000.00     15,561,000.00           0.00      0.00
M-3     59023JAD9     6,787,000.00      6,787,000.00           0.00      0.00
B       59023JAE7     9,933,000.00      9,933,000.00           0.00      0.00
C       59023JAG2   165,560,299.20N   157,478,197.19           0.00      0.00
P       59023JAH0             0.00              0.00           0.00      0.00
R       59023JAF4           100.00              0.00           0.00      0.00
Total               154,623,100.00    146,386,229.19   2,030,949.56      0.00

                       Ending
        Deferred     Certificate      Interest      Interest    Pass-Through
Class   Interest       Balance       Payment (2)   Adjustment       Rate
-----   --------   --------------   ------------   ----------   ------------
A         0.00      97,671,279.63     511,804.78         0.00   5.6000000000%
M-1       0.00      14,403,000.00      76,179.87         0.00   5.7700000000%
M-2       0.00      15,561,000.00      85,870.79         0.00   6.0200000000%
M-3       0.00       6,787,000.00      45,229.70     3,986.39   6.6292467122%
B         0.00       9,933,000.00      57,942.50     3,068.91   6.6292467122%
C         0.00     155,447,247.63     381,823.48   194,830.80            N/A
P         0.00               0.00      24,442.49    24,442.49            N/A
R         0.00               0.00           0.00         0.00            N/A
Total     0.00     144,355,279.63   1,183,293.61   226,328.59   3,214,243.17

(1)  N denotes notional balance not included in total

(2) Accrued Interest plus/minus Interest Adjustment minus Deferred Interest equals Interest Payment


09-Oct-2007 10:28             Page 3 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                   STATEMENT TO CERTIFICATE HOLDERS (FACTORS)
                                  BOND PAYMENTS

                                         Beginning                     Principal
                        Original        Certificate      Principal     Adjustment
Class     CUSIP        Face Value        Balance*        Payment*       or Loss
-----   ---------   ---------------   --------------   ------------   -----------
A       59023JAA5   107,939,000.00     923.690502877   18.815715914   0.000000000
M-1     59023JAB3    14,403,000.00    1000.000000000    0.000000000   0.000000000
M-2     59023JAC1    15,561,000.00    1000.000000000    0.000000000   0.000000000
M-3     59023JAD9     6,787,000.00    1000.000000000    0.000000000   0.000000000
B       59023JAE7     9,933,000.00    1000.000000000    0.000000000   0.000000000
C       59023JAG2   165,560,299.20N    951.183332906    0.000000000   0.000000000
P       59023JAH0             0.00       0.000000000    0.000000000   0.000000000
R       59023JAF4           100.00       0.000000000    0.000000000   0.000000000

                          Ending
          Deferred      Certificate      Interest     Interest
Class    Interest *      Balance*        Payment*    Adjustment*   Next Rate**
-----   -----------   --------------   -----------   -----------   -----------
A       0.000000000    904.874786963   4.741611280   0.000000000   5.60000000%
M-1     0.000000000   1000.000000000   5.289166840   0.000000000   5.77000000%
M-2     0.000000000   1000.000000000   5.518333655   0.000000000   6.02000000%
M-3     0.000000000   1000.000000000   6.664166789   0.587356711   7.27000000%
B       0.000000000   1000.000000000   5.833333333   0.308961039   7.00000000%
C       0.000000000    938.916203831   2.306250241   1.176796617          N/A
P       0.000000000      0.000000000   0.000000000   0.000000000          N/A
R       0.000000000      0.000000000   0.000000000   0.000000000          N/A

*    Per $1,000 of Original Face Value

**   Estimated


09-Oct-2007 10:28             Page 4 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                           CASH RECONCILIATION SUMMARY

                              POOL SOURCE OF FUNDS

INTEREST SUMMARY

INTEREST SUMMARY
   Scheduled Interest                     1,022,593.18
   Fees                                      65,723.24
REMITTANCE INTEREST                         956,869.95
OTHER INTEREST PROCEEDS/SHORTFALLS
   Prepayment Penalties                      24,442.49
   Other Interest Loss                            0.00
   Other Interest Proceeds                        5.00
   Non-advancing Interest                      (122.00)
   Non-Supported Interest Shortfall               0.00
   Relief Act Shortfall                           0.00
   Modification Shortfall                         0.00
Other Interest Proceeds/Shortfalls           24,325.49
INTEREST ADJUSTED                           981,195.44
FEE SUMMARY
   Total Servicing Fees                      65,562.62
   Total Trustee Fees                            65.62
   LPMI Fees                                      0.00
   Credit Manager's Fees                          0.00
   Unpaid Serv Fees (Charged-off Loans)           0.00
   Misc. Fees / Trust Expense                    95.00
   Insurance Premium                              0.00
TOTAL FEES                                   65,723.24
ADVANCES (PRINCIPAL & INTEREST)
   Prior Month's Outstanding Advances     1,484,206.12
   Current Advances                       1,003,819.94
   Reimbursement of Prior Advances          719,057.63
   Outstanding Advances                   1,768,968.43
P&I DUE CERTIFICATE HOLDERS               3,214,243.16

PRINCIPAL SUMMARY

PRINCIPAL SUMMARY
   Scheduled Prin Distribution               83,391.22
   Curtailments                              16,437.66
   Prepayments in Full                    1,931,120.68
   Liquidation Proceeds                           0.00
   Repurchase Proceeds                            0.00
   Other Principal Proceeds                       0.00
REMITTANCE PRINCIPAL                      2,030,949.56

NON-POOL SOURCE OF FUNDS
SUPPLEMENTAL INTEREST TRUST
   Net Swap Payments received                     0.00
   Net Swap Payments paid                         0.00
   Swap Termination Payments received             0.00
   Swap Termination Payments paid                 0.00
   Defaulted Swap Termination Payments            0.00
CAP CONTRACTS
   Offered Certificates                           0.00
ARRERAGES
   Distributions to Certificates            202,098.16

P&I Advances as of the end of the Due Period do not reflect the amount of advances remitted by the Servicer on the Servicer Remittance Date due to additional proceeds received between the end of the Due Period and the Servicer Remittance Date and netted from the P&I Advances stated as of the end of the Due Period.


09-Oct-2007 10:28                 Page 5 of 41        (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                    CASH RECONCILIATION SUMMARY (BY RATE TYPE)

                                              FIXED             ARM             TOTAL
                                          -------------   --------------   --------------
INTEREST SUMMARY
   Scheduled Interest                        292,602.94       729,990.25     1,022,593.18
   Fees                                       16,471.61        49,251.62        65,723.24
   Remittance Interest                       276,131.33       680,738.62       956,869.95
OTHER INTEREST PROCEEDS/SHORTFALLS
   Prepayment Penalties                            0.00        24,442.49        24,442.49
   Other Interest Loss                             0.00             0.00             0.00
   Other Interest Proceeds                         0.00             5.00             5.00
   Non-advancing Interest                        (63.50)          (58.50)         (122.00)
   Net PPIS/Relief Act Shortfall                   0.00             0.00             0.00
   Modification Shortfall                          0.00             0.00             0.00
   Other Interest Proceeds/Shortfalls            (63.50)       24,388.99        24,325.49
INTEREST ADJUSTED                            276,067.83       705,127.61       981,195.44
PRINCIPAL SUMMARY
   Scheduled Principal Distribution           34,343.47        49,047.75        83,391.22
   Curtailments                                5,723.90        10,713.76        16,437.66
   Prepayments in Full                       187,975.52     1,743,145.16     1,931,120.68
   Liquidation Proceeds                            0 00             0 00             0 00
   Repurchase Proceeds                             0.00             0.00             0.00
   Other Principal Proceeds                        0.00             0.00             0.00
   Less Mod Losses                                 0.00             0.00             0.00
Remittance Principal                         228,042.89     1,802,906.67     2,030,949.56
FEE SUMMARY
   Total Servicing Fees                       16,455.10        49,107.52        65,562.62
   Total Trustee Fees                             16.51            49.11            65.62
   LPMI Fees                                       0.00             0.00             0.00
   Misc. Fees                                      0.00            95.00            95.00
Total Fees                                    16,471.61        49,251.62        65,723.24
BEGINNING PRINCIPAL BALANCE               39,620,160.18   117,858,037.01   157,478,197.19
ENDING PRINCIPAL BALANCE                  39,392,117.29   116,055,130.34   155,447,247.63


09-Oct-2007 10:28                 Page 6 of 41        (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
            POOL DETAIL AND PERFORMANCE INDICATORS TOTAL (ALL LOANS)

POOL DETAIL

POOL LEVEL INFORMATION

HISTORICAL                      AMOUNT       COUNT
----------                  --------------   -----
Cut-off Pool Balance        165,560,299.20   1,301
Cum Scheduled Principal         251,634.32
Cum Unscheduled Principal     9,848,081.01
Cum Liquidations                 13,336.24
Cum Repurchases                       0 00

CURRENT                         AMOUNT       COUNT     %
-------                     --------------   -----   -----
Beginning Pool              157,478,197.19   1,241   95.12%
Scheduled Principal              83,391.22            0.05%
Unscheduled Principal         1,947,558.34      11    1.18%
Liquidations                          0.00       0    0.00%
Repurchases                           0.00       0    0.00%
Ending Pool                 155,447,247.63   1,230   93.89%
ENDING ACTUAL BALANCE       155,612,794.22
AVERAGE LOAN BALANCE            126,379.88

CURRENT LOSS DETAIL        AMOUNT
-------------------        -------
Liquidation                 0.00
Realized Loss               0.00
Realized Loss Adjustment    0.00
Net Liquidation             0.00

CREDIT ENHANCEMENT             AMOUNT       %
------------------         -------------   ----
Original OC                10,937,199.20   6.61%
Target OC                  11,091,968.21   6.70%
Beginning OC               11,091,968.00
Ending OC                  11,091,968.00
Most Senior Certificates   99,702,229.19

PERFORMANCE INDICATORS

FACTORS IMPACTING PRINCIPAL PAYMENT RULES

DELINQUENCY LEVELS             NUM           DEN         %
------------------          ----------   -----------   -----
   3 mo. Rolling Average    24,977,852   157,781,095   15.86%
   6 mo. Rolling Average    24,977,852   157,781,095   15.86%
   12 mo. Rolling Average   24,977,852   157,781,095   15.86%

LOSS LEVELS                   AMOUNT    COUNT
-----------                 ---------   -----
   3                        11 666 68     1
   mo.                             --    --
   6 mo. Cum loss           11,666.68     1
   12 mo. Cum Loss          11,666.68     1

TRIGGERS
> DELINQUENCY TRIGGER EVENT (2)                                   YES
   Delinquency Event Calc (1)     24,977,852.45   157,781,095   15.86%
> LOSS TRIGGER EVENT? (3)                                          NO
   Cumulative Loss                                     11,617    0.01%
> OVERALL TRIGGER EVENT?                                          YES
STEP DOWN DATE
   Distribution Count                                       3
   Required Percentage(4)                               37.17%
   Step Down % (5)                                      30.20%
   % of Required Percentage (6)                         23.00%
> STEP DOWN DATE?                                                  NO
   EXTRA PRINCIPAL (3)                                   0.00
   mo. Cum Loss
   CUMULATIVE EXTRA PRINCIPAL                      166,435.48
   OC RELEASE                                            0.00

MISC/ADDITIONAL INFORMATION

WA RATES/LIFE

                        FIXED     ADJ    OVERALL
                       ------   ------   -------
WAC - Remit Current      8.39%    6.93%      7.30%
WAC - Remit Original     8.41%    6.92%      7.29%
WAC - Current            8.86%    7.43%      7.79%
WAC - Original           8.91%    7.42%      7.79%
WAL                    269 70   346 39     326 96
Current WAL-Original   270.76   348.30     328.90
CURRENT INDEX RATE                       5.320000%
NEXT INDEX RATE                          5.320000%

PREPAYMENT CHARGES

               AMOUNT     COUNT
             ----------   -----
Current       24,442.49       4
Cumulative   177,865.98      31

POOL COMPOSITION

PROPERTIES               BALANCE      %/SCORE
----------           --------------   -------
Cut-off LTV          140,026,649.32    84.58%
Cash Out/Refinance    84,863,845.42    51.26%
SFR                  125,352,661.73    75.71%
Owner Occupied       159,818,387.58    96.53%

                     MIN   MAX    W A
FICO WAL - Current   374   804   588.19

LEGEND: (1) 60 Days+, REO, BK, F/C % (3) Condn: Cum Loss > specified thresholds
(5) Defined Benchmark (2) (1) > (6) * (4), then TRUE (4) (Ending Pool Bal - Most Senior Certs) / Ending Pool Bal (6) Defined Benchmark (Used in Delinq Event
Calc)

NOTE: Delinquency and Loss Event Triggers may be flagged as "Yes" prior to the Step Down Date on account of the percentage thresholds being breached.


09-Oct-2007 10:28                 Page 7 of 41        (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                          BOND INTEREST RECONCILIATION

           Accrual                                            Accrual       Total         Total      Distributable   Interest
        --------------                                      Certificate   Interest      Interest     Certificate      Payment
Class   Method    Days   Opening Balance   Pass-Thru Rate    Interest     Additions    Deductions      Interest       Amount
-----   -------   ----   ---------------   --------------   -----------  ----------   ------------   -------------  ----------
A       Act/360    33      99,702,229.19      5.600000000%   511,804.78        0.00           0.00      511,804.78  511,804.78
M-1     Act/360    33      14,403,000.00      5.770000000%    76,179.87        0.00           0.00       76,179.87   76,179.87
M-2     Act/360    33      15,561,000.00      6.020000000%    85,870.79        0.00           0.00       85,870.79   85,870.79
M-3     Act/360    33       6,787,000.00      6.629246710%    41,243.31    3,986.39           0.00       45,229.70   45,229.70
B       30/360     30       9,933,000.00      6.629246710%    54,873.59    3,068.91           0.00       57,942.50   57,942.50
C                         157,478,197.19              N/A    186,992.68  202,098.16           0.00      557,313.07  381,823.48
P                                   0.00              N/A          0.00   24,442.49           0.00       24,442.49   24,442.49
R       Act/360    33               0.00      5.600000000%         0.00        0.00           0.00            0.00        0.00
Total                     146,386,229.19       956,965.02    233,595.95        0.00   1,358,783.20    1,183,293.61        0.00

                Recovered
         ------------------------
                    Floating Rate
         Interest    Certficate
          Carry-       Carry-
Class    Forward    Amount Over
-----    --------   --------------
A          0.00        0.00
M-1        0.00        0.00
M-2        0.00        0.00
M-3        0.00        0.00
B          0.00        0.00
C          0.00        0.00
P          0.00        0.00
R          0.00        0.00
Total      0.00        0.00

                    Outstanding
        ----------------------------------
                   Floating Rate   Net Cap
        Interest     Certficate    Rate in
         Carry-       Carry-        Effect
Class   Forward     Amount Over      Y/N
-----   -------    -------------   -------
A        0.00          0.00          NO
M-1      0.00          0.00          NO
M-2      0.00          0.00          NO
M-3      0.00          0.00         Yes
B        0.00          0.00          NO
C        0.00          0.00         N/A
P        0.00          0.00         N/A
R        0.00          0.00         N/A
Total    0.00


09-Oct-2007 10:28             Page 8 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                     BOND INTEREST RECONCILIATION - PART II

                                           REMIC                 Non-REIC
                                    -------------------- --------------------------
                  Prior    Current    Accrual   Interest Supplemental
        Record   Interest  Interest Certificate  Carry-    Interest   Payments From
Class    Date    Due Date  Due Date   Interest   Forward    Trust     Cap Contracts
----- --------- --------- --------- ----------- -------- ------------ -------------
A     31-Oct-06 25-Oct-06 27-Nov-06 511,804.78    0.00        0.00         0.00
M-1   31-Oct-06 25-Oct-06 27-Nov-06  76,179.87    0.00        0.00         0.00
M-2   31-Oct-06 25-Oct-06 27-Nov-06  85,870.79    0.00        0.00         0.00
M-3   31-Oct-06 25-Oct-06 27-Nov-06  41,243.31    0.00        0.00         0.00
B     31-Oct-06  1-Oct-06  1-Nov-06  54,873.59    0.00        0.00         0.00
C     31-Oct-06  1-Oct-06  1-Nov-06 186,992.68    0.00        0.00         0.00
P     31-Oct-06  1-Oct-06  1-Nov-06       0.00    0.00        0.00         0.00
R     31-Oct-06 25-Oct-06 27-Nov-06       0.00    0.00        0.00         0.00
Total                               956,965.02    0.00        0.00         0.00

                                                          Deductions
                                            --------------------------------------
                  Floating Rate    Other    Non-Supported Interest   Floating Rate
       Prepayment  Cartificate    Interest     Interest    Carry-     Cartificate
Class   Premiums    Carry-Over  Proceeds(1)   Shortfall   Forward(2)   Carry-Over
-----  ---------- ------------- ----------- ------------- ---------- -------------
A            0.00      0.00            0.00      0.00         0.00        0.00
M-1          0.00      0.00            0.00      0.00         0.00        0.00
M-2          0.00      0.00            0.00      0.00         0.00        0.00
M-3          0.00      0.00        3,986.39      0.00         0.00        0.00
B            0.00      0.00        3,068.91      0.00         0.00        0.00
C            0.00      0.00      202,098.16      0.00         0.00        0.00
P       24,442.49      0.00            0.00      0.00         0.00        0.00
R            0.00      0.00            0.00      0.00         0.00        0.00
Total   24,442.49      0.00      209,153.46      0.00         0.00        0.00

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.

(2)  Interest Carry-Forward Shortfall is unpaid interest with interest thereon.


09-Oct-2007 10:28             Page 9 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                          BOND PRINCIPAL RECONCILIATION

                                                                                       Losses
                                                                           ------------------------------
          Original        Beginning    Scheduled   Unscheduled    Extra      Prior                         Interest      Ending
            Class           Class      Principal    Principal   Principal     Loss    Current  Cumulative     on          Class
Class      Balance         Balance      Payment      Payment     Payment   Reimburs.   Losses    Losses     Losses       Balance
-----  --------------  --------------  ---------  ------------  ---------  ---------  -------  ----------  --------  --------------
A      107,939,000.00   99,702,229.19  83,391.22  1,947,558.34     0.00       0.00      0.00      0.00       0.00     97,671,279.63
M-1     14,403,000.00   14,403,000.00       0.00          0.00     0.00       0.00      0.00      0.00       0.00     14,403,000.00
M-2     15,561,000.00   15,561,000.00       0.00          0.00     0.00       0.00      0.00      0.00       0.00     15,561,000.00
M-3      6,787,000.00    6,787,000.00       0.00          0.00     0.00       0.00      0.00      0.00       0.00      6,787,000.00
B        9,933,000.00    9,933,000.00       0.00          0.00     0.00       0.00      0.00      0.00       0.00      9,933,000.00
C      165,560,299.20  157,478,197.19       0.00          0.00     0.00       0.00      0.00      0.00       0.00    155,447,247.63
P                0.00            0.00       0.00          0.00     0.00       0.00      0.00      0.00       0.00              0.00
R              100.00            0.00       0.00          0.00     0.00       0.00      0.00      0.00       0.00              0.00
Total  154,623,100.00  146,386,229.19  83,391.22  1,947,558.34     0.00       0.00      0.00      0.00       0.00    144,355,279.63

                   -Credit Support-
                  -----------------
         Rated
         Final
Class   Maturity  Original  Current
-----  ---------  --------  -------
A      25-Jan-47   34.80%    37.17%
M-1    25-Jan-47   26.10%    27.90%
M-2    25-Jan-47   16.71%    17.89%
M-3    25-Jan-47   12.61%    13.53%
B      25-Jan-47    6.61%    7.14%
C      25-Jan-47     N/A      N/A
P      25-Jan-47     N/A      N/A
R      25-Jan-47   34.80%     N/A
Total


09-Oct-2007 10:28                Page 10 of 41        (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                    MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                              RATINGS INFORMATION

                          Original Ratings          Ratings Change/Change Date (1)
                    -----------------------------   ------------------------------
Class     CUSIP     Fitch   Moody's   DBRS    S&P    Fitch   Moody's   DBRS   S&P
-----   ---------   -----   -------   ----   ----    -----   -------   ----   ---
A       59023JAA5     NR      Aaa      NR    AAA
M-1     59023JAB3     NR      Aa2      NR    AA+
M-2     59023JAC1     NR      A2       NR    AA-
M-3     59023JAD9     NR      Baa2     NR    A
B       59023JAE7     NR      Ba2      NR    BBB-
C       59023JAG2     NR      NR       NR    NR
P       59023JAH0     NR      NR       NR    NR
R       59023JAF4     NR      NR       NR    AAA

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to LaSalle within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, LaSalle recommends that investors obtain current rating information directly from the rating agency.


09-Oct-2007 10:28                 Page 11 of 41       (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                    MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
      ASSET-BACKED FACTS ~ 15 MONTH HISTORICAL LOAN STATUS SUMMARY PART I
                                (AS OF CUT-OFF)

                  Current       Delinq 1 Month  Delinq 2 Months Delinq 3+ Months    Bankruptcy     Foreclosure        REO
Distribution ----------------- ---------------- --------------- ---------------- --------------- --------------- -------------
Date         Count   Balance   Count   Balance  Count  Balance   Count  Balance  Count  Balance  Count  Balance  Count Balance
------------ ----- ----------- ----- ---------- ----- ---------  ----- --------- ----- --------- ----- --------- ----- -------
                                                       TOTAL (ALL LOANS)
27-Nov-06      917 111,582,709   101 15,212,836    52 7,310,113     54 6,323,892    55 5,795,354    50 9,143,610     1  78,735
25-Oct-06      953 115,940,778   104 15,785,032    56 8,325,738     39 5,798,724    46 4,948,084    43 6,679,841     0       0
25-Sep-06      986 120,954,080   120 18,934,293    53 8,001,999     35 4,232,576    49 5,687,579    20 2,607,313     0       0

                                                       TOTAL (ALL LOANS)
27-Nov-06    74.55%      71.78% 8.21%      9.79% 4.23%     4.70%  4.39%     4.07% 4.47%     3.73% 4.07%     5.88% 0.08%   0.05%
25-Oct-06    76.79%      73.62% 8.38%     10.02% 4.51%     5.29%  3.14%     3.68% 3.71%     3.14% 3.46%     4.24% 0.00%   0.00%
25-Sep-06    78.07%      75.40% 9.50%     11.80% 4.20%     4.99%  2.77%     2.64% 3.88%     3.55% 1.58%     1.63% 0.00%   0.00%

   Delinquency Balances are Exclusive of REO, Foreclosures and Bankruptcies.


09-Oct-2007 10:28                Page 12 of 41        (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
       ASSET-BACKED FACTS ~ 15 MONTH HISTORICAL LOAN STATUS SUMMARY PART I
                                 (AS OF CUT-OFF)

                  Current      Delinq 1 Month Delinq 2 Months Delinq 3+ Months    Bankruptcy    Foreclosure       REO
Distribution ---------------- --------------- --------------- ---------------- --------------- ------------- -------------
Date         Count   Balance  Count  Balance  Count  Balance   Count  Balance  Count  Balance  Count Balance Count Balance
------------ ----- ---------- ----- --------- ----- ---------  ----- --------- ----- --------- ----- ------- ----- -------
                                                           FIXED
27-Nov-06      490 31,633,016    44 3,010,766    20 1,622,678     27 1,101,879    24 1,343,893     8 679,886     0       0
25-Oct-06      511 32,801,110    40 2,972,693    21 1,271,846     17   741,711    18   883,161    10 949,640     0       0
25-Sep-06      519 32,261,696    48 4,332,465    20 1,598,797     17   946,072    18   852,234     4 155,275     0       0

                                                           FIXED
27-Nov-06    79.93%     80.30% 7.18%     7.64% 3.26%     4.12%  4.40%     2.80% 3.92%     3.41% 1.31%   1.73% 0.00%   0.00%
25-Oct-06    82.82%     82.79% 6.48%     7.50% 3.40%     3.21%  2.76%     1.87% 2.92%     2.23% 1.62%   2.40% 0.00%   0.00%
25-Sep-06    82.91%     80.36% 7.67%    10.79% 3.19%     3.98%  2.72%     2.36% 2.88%     2.12% 0.64%   0.39% 0.00%   0.00%

   Delinquency Balances are Exclusive of REO, Foreclosures and Bankruptcies.


09-Oct-2007 10:28                Page 13 of 41        (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
          ASSET-BACKED FACTS ~ 15 MONTH HISTORICAL LOAN STATUS SUMMARY
                             PART I (AS OF CUT-OFF)

                   Current         Delinq 1 Month    Delinq 2 Months
Distribution  -----------------  -----------------  ----------------
    Date      Count    Balance   Count    Balance   Count   Balance
------------  -----  ----------  -----  ----------  -----  ---------
                                 ARM
27-Nov-06       427  79,949,693     57  12,202,070    32   5,687,435
25-Oct-06       442  83,139,669     64  12,812,338    35   7,053,892
25-Sep-06       467  88,692,384     72  14,601,828    33   6,403,202
                                 ARM
27-Nov-06     69.21%      68.89%  9.24%      10.51% 5.19%       4.90%
25-Oct-06     70.83%      70.54% 10.26%      10.87% 5.61%       5.99%
25-Sep-06     73.31%      73.74% 11.30%      12.14% 5.18%       5.32%

               Delinq 3+Months     Bankruptcy        Foreclosure          REO
Distribution  ----------------  ----------------  ----------------  ---------------
    Date      Count   Balance   Count   Balance   Count   Balance   Count   Balance
------------  -----  ---------  -----  ---------  -----  ---------  -----  --------
                                        ARM
27-Nov-06      27    5,222,013    31   4,451,461    42   8,463,724     1    78,735
25-Oct-06      22    5,057,013    28   4,064,923    33   5,730,202     0         0
25-Sep-06      18    3,286,504    31   4,835,345    16   2,452,039     0         0
                                        ARM
27-Nov-06     4.38%       4.50% 5.02%       3.84% 6.81%       7.29% 0.16%     0.07%
25-Oct-06     3.53%       4.29% 4.49%       3.45% 5.29%       4.86% 0.00%     0.00%
25-Sep-06     2.83%       2.73% 4.87%       4.02% 2.51%       2.04% 0.00%     0.00%

    DELINQUENCY BALANCES ARE EXCLUSIVE OF REO, FORECLOSURES AND BANKRUPTCIES.


09-Oct-2007 10:28            Page 14 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
          ASSET-BACKED FACTS ~ 15 MONTH HISTORICAL LOAN STATUS SUMMARY
                             PART II (AS OF CUT-OFF)

                     In Foreclosure and Delinquent                                     In REO and Delinquent
              -------------------------------------------                   -------------------------------------------
                 Current       31-60 Days     61-90 Days      90 + Days        Current       31-60 Days     61-90 Days
Distribution  -------------  -------------  -------------  ---------------  -------------  -------------  -------------
    Date        #   Balance    #   Balance    #   Balance    #    Balance     #   Balance    #   Balance    #   Balance
------------  ----  -------  ----  -------  ----  -------  ----  ---------  ----  -------  ----  -------  ----  -------
                                                    TOTAL (ALL LOANS)
27-Nov-06        1  200,258     0       0      1   74,074    48  8,869,279     0      0       0      0       0      0
25-Oct-06        0        0     1   1,272      3  660,843    39  6,017,726     0      0       0      0       0      0
25-Sep-06        0        0     1   1,384      4  490,569    15  2,115,360     0      0       0      0       0      0
                                                    TOTAL (ALL LOANS)
27-Nov-06     0.00%    0.13% 0.00%   0.00%  0.08%    0.05% 3.90%      5.71% 0.00%  0.00%   0.00%  0.00%   0.00%  0.00%
25-Oct-06     0.00%    0.00% 0.08%   0.00%  0.24%    0.42% 3.14%      3.82% 0.00%  0.00%   0.00%  0.00%   0.00%  0.00%
25-Sep-06     0.00%    0.00% 0.08%   0.00%  0.32%    0.31% 1.19%      1.32% 0.00%  0.00%   0.00%  0.00%   0.00%  0.00%

                                      In Bankruptcy and Delinquent
                             ---------------------------------------------
                90 + Days        Current        31-60 Days     61-90 Days      90 + Days
Distribution  -------------  ---------------  -------------  -------------  ---------------
    Date        #   Balance    #    Balance     #   Balance    #   Balance    #    Balance
------------  ----  -------  ----  ---------  ----  -------  ----  -------  ----  ---------
                                     TOTAL (ALL LOANS)
27-Nov-06        1  78,735     20  2,735,628     7  318,634     4  650,222    24  2,090,869
25-Oct-06        0       0     16  2,376,761     6  344,500     5  764,371    19  1,462,452
25-Sep-06        0       0     18  2,728,409     5  476,043     5  564,831    21  1,918,297
                                     TOTAL (ALL LOANS)
27-Nov-06     0.08%   0.05%  1.63%      1.76% 0.57%    0.20% 0.33%    0.42% 1.95%      1.35%
25-Oct-06     0.00%   0.00%  1.29%      1.51% 0.48%    0.22% 0.40%    0.49% 1.53%      0.93%
25-Sep-06     0.00%   0.00%  1.43%      1.70% 0.40%    0.30% 0.40%    0.35% 1.66%      1.20%


09-Oct-2007 10:28            Page 15 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
          ASSET-BACKED FACTS ~ 15 MONTH HISTORICAL LOAN STATUS SUMMARY
                             PART II (AS OF CUT-OFF)

                     In Foreclosure and Delinquent                                     In REO and Delinquent
              -------------------------------------------                   -------------------------------------------
                 Current       31-60 Days     61-90 Days      90 + Days        Current       31-60 Days     61-90 Days
Distribution  -------------  -------------  -------------  ---------------  -------------  -------------  -------------
    Date        #   Balance    #   Balance    #   Balance    #    Balance     #   Balance    #   Balance    #   Balance
------------  ----  -------  ----  -------  ----  -------  ----  ---------  ----  -------  ----  -------  ----  -------
                                                         FIXED
27-Nov-06        0      0       0       0      1  74,074      7   605,813      0      0       0      0       0      0
25-Oct-06        0      0       1   1,272      0       0      9   948,367      0      0       0      0       0      0
25-Sep-06        0      0       1   1,384      0       0      3   153,891      0      0       0      0       0      0
                                                         FIXED
27-Nov-06     0.00%  0.00%   0.00%   0.00%  0.16%   0.19%  1.14%     1.54%  0.00%  0.00%   0.00%  0.00%   0.00%  0.00%
25-Oct-06     0.00%  0.00%   0.16%   0.00%  0.00%   0.00%  1.46%     2.39%  0.00%  0.00%   0.00%  0.00%   0.00%  0.00%
25-Sep-06     0.00%  0.00%   0.16%   0.00%  0.00%   0.00%  0.48%     0.38%  0.00%  0.00%   0.00%  0.00%   0.00%  0.00%

                                      In Bankruptcy and Delinquent
                             ---------------------------------------------
                90 + Days        Current        31-60 Days     61-90 Days      90 + Days
Distribution  -------------  ---------------  -------------  -------------  ---------------
    Date        #   Balance    #    Balance     #   Balance    #   Balance    #    Balance
------------  ----  -------  ----  ---------  ----  -------  ----  -------  ----  ---------
                                           FIXED
27-Nov-06        0      0       7   399,047      5  187,169     1   70,848    11   686,829
25-Oct-06        0      0       6   372,759      3  130,908     2  100,824     7   278,671
25-Sep-06        0      0       6   373,202      1   31,475     4  242,451     7   205,106
                                           FIXED
27-Nov-06     0.00%  0.00%   1.14%     1.01%  0.82%    0.48% 0.16%    0.18% 1.79%     1.74%
25-Oct-06     0.00%  0.00%   0.97%     0.94%  0.49%    0.33% 0.32%    0.25% 1.13%     0.70%
25-Sep-06     0.00%  0.00%   0.96%     0.93%  0.16%    0.08% 0.64%    0.60% 1.12%     0.51%


09-Oct-2007 10:28            Page 16 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
          ASSET-BACKED FACTS ~ 15 MONTH HISTORICAL LOAN STATUS SUMMARY
                             PART II (AS OF CUT-OFF)

                     In Foreclosure and Delinquent                                     In REO and Delinquent
              -------------------------------------------                   -------------------------------------------
                 Current       31-60 Days     61-90 Days      90 + Days        Current       31-60 Days     61-90 Days
Distribution  -------------  -------------  -------------  ---------------  -------------  -------------  -------------
    Date        #   Balance    #   Balance    #   Balance    #    Balance     #   Balance    #   Balance    #   Balance
------------  ----  -------  ----  -------  ----  -------  ----  ---------  ----  -------  ----  -------  ----  -------
                                                          ARM
27-Nov-06        1  200,258     0      0       0        0    41  8,263,466     0      0       0      0       0      0
25-Oct-06        0        0     0      0       3  660,843    30  5,069,358     0      0       0      0       0      0
25-Sep-06        0        0     0      0       4  490,569    12  1,961,470     0      0       0      0       0      0
                                                          ARM
27-Nov-06     0.00%    0.17% 0.00%  0.00%   0.00%    0.00% 6.65%      7.12% 0.00%  0.00%   0.00%  0.00%   0.00%  0.00%
25-Oct-06     0.00%    0.00% 0.00%  0.00%   0.48%    0.56% 4.81%      4.30% 0.00%  0.00%   0.00%  0.00%   0.00%  0.00%
25-Sep-06     0.00%    0.00% 0.00%  0.00%   0.63%    0.41% 1.88%      1.63% 0.00%  0.00%   0.00%  0.00%   0.00%  0.00%

                                      In Bankruptcy and Delinquent
                             ---------------------------------------------
                90 + Days        Current        31-60 Days     61-90 Days      90 + Days
Distribution  -------------  ---------------  -------------  -------------  ---------------
    Date        #   Balance    #    Balance     #   Balance    #   Balance    #    Balance
------------  ----  -------  ----  ---------  ----  -------  ----  -------  ----  ---------
                                            ARM
27-Nov-06        1  78,735     13  2,336,580     2  131,465     3  579,375    13  1,404,040
25-Oct-06        0       0     10  2,004,003     3  213,592     3  663,547    12  1,183,781
25-Sep-06        0       0     12  2,355,207     4  444,568     1  322,380    14  1,713,191
                                            ARM
27-Nov-06     0.16%   0.07%  2.11%      2.01% 0.32%    0.11% 0.49%    0.50% 2.11%      1.21%
25-Oct-06     0.00%   0.00%  1.60%      1.70% 0.48%    0.18% 0.48%    0.56% 1.92%      1.00%
25-Sep-06     0.00%   0.00%  1.88%      1.96% 0.63%    0.37% 0.16%    0.27% 2.20%      1.42%


09-Oct-2007 10:28            Page 17 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
          ASSET-BACKED FACTS ~ CURRENT DISTRIBUTION LOAN STATUS SUMMARY

                 Regular Loans          Bankruptcy          Foreclosure           REO               Total
Delinquency  ---------------------  ------------------  ------------------  ---------------  -------------------
  Category     #        Balance       #      Balance      #      Balance      #    Balance      #      Balance
-----------  -----  --------------  ----  ------------  ----  ------------  ----  ---------  ------  -----------
                                                TOTAL (ALL LOANS)
Current        912  111,124,083.93    20  2,735,627.66     1    200,257.97     0       0.00     933  114,059,970
0                5      458,625.11     0          0.00     0          0.00     0       0.00       5      458,625
30             101   15,212,835.93     7    318,634.02     0          0.00     0       0.00     108   15,531,470
60              52    7,310,112.51     4    650,222.42     1     74,073.54     0       0.00      57    8,034,408
90              27    3,343,303.44     3    267,410.97    16  2,853,338.21     0       0.00      46    6,464,053
120              9    1,518,700.36     3    462,060.46    17  3,152,079.23     0       0.00      29    5,132,840
150              6      546,032.14     3    174,187.16     7  1,704,275.60     1  78,734.88      17    2,503,230
180              6      669,253.06     5    404,078.71     5    851,745.98     0       0.00       6    1,925,078
210              2      134,017.39     2    151,554.24     1    134,039.60     0       0.00       5      419,611
240              0            0.00     3    239,326.94     1     73,687.21     0       0.00       4      313,014
270              1       26,132.35     1    141,249.74     0          0.00     0       0.00       2      167,382
300              1       56,724.07     1     23,274.06     1    100,112.87     0       0.00       3      180,111
330              1       24,255.24     1     53,820.31     0          0.00     0       0.00       2       78,076
360              0            0.00     0          0.00     0          0.00     0       0.00       0            0
390+             1        5,473.47     2    173,906.85     0          0.00     0       0.00       3      179,380
                                                TOTAL (ALL LOANS)
Current      74.15%          71.49% 1.63%         1.76% 0.08%         0.13% 0.00%      0.00% 75.86%        73.38%
0             0.41%           0.30% 0.00%         0.00% 0.00%         0.00% 0.00%      0.00%  0.41%         0.30%
30            8.21%           9.79% 0.57%         0.20% 0.00%         0.00% 0.00%      0.00%  8.78%         9.99%
60            4.23%           4.70% 0.33%         0.42% 0.08%         0.05% 0.00%      0.00%  4.64%         5.17%
90            2.20%           2.15% 0.24%         0.17% 1.30%         1.84% 0.00%      0.00%  3.74%         4.16%
120           0.73%           0.98% 0.24%         0.30% 1.38%         2.03% 0.00%      0.00%  2.35%         3.31%
150           0.49%           0.35% 0.24%         0.11% 0.57%         1.10% 0.08%      0.05%  1.38%         1.61%
180           0.49%           0.43% 0.41%         0.26% 0.41%         0.55% 0.00%      0.00%  1.31%         1.24%
210           0.16%           0.09% 0.16%         0.10% 0.08%         0.09% 0.00%      0.00%  0.40%         0.28%
240           0.00%           0.00% 0.24%         0.15% 0.08%         0.05% 0.00%      0.00%  0.32%         0.20%
270           0.08%           0.02% 0.08%         0.09% 0.00%         0.00% 0.00%      0.00%  0.16%         0.11%
300           0.08%           0.04% 0.08%         0.01% 0.08%         0.06% 0.00%      0.00%  0.24%         0.11%
330           0.08%           0.02% 0.08%         0.03% 0.00%         0.00% 0.00%      0.00%  0.16%         0.05%
360           0.00%           0.00% 0.00%         0.00% 0.00%         0.00% 0.00%      0.00%  0.00%         0.00%
390+          0.08%           0.00% 0.16%         0.11% 0.00%         0.00% 0.00%      0.00%



09-Oct-2007 10:28            Page 18 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
          ASSET-BACKED FACTS ~ CURRENT DISTRIBUTION LOAN STATUS SUMMARY

                 Regular Loans        Bankruptcy        Foreclosure         REO              Total
Delinquency  --------------------  ----------------  ----------------  -------------  ------------------
  Category     #       Balance       #     Balance     #     Balance     #   Balance     #      Balance
-----------  -----  -------------  ----  ----------  ----  ----------  ----  -------  ------  -----------
                                                 FIXED
Current        489  31,619,462.00     7  399,047.34     0        0.00     0   0.00     496    32,018,509
0                1      13,553.69     0        0.00     0        0.00     0   0.00       1        13,554
30              44   3,010,765.80     5  187,168.62     0        0.00     0   0.00      49     3,197,934
60              20   1,622,677.86     1   70,847.87     1   74,073.54     0   0.00      22     1,767,599
90              13     648,472.30     1   23,035.08     2   82,044.70     0   0.00      16       753,552
120              3      70,021.43     3  462,060.46     4  460,395.13     0   0.00      10       992,477
150              4     180,837.87     2   71,573.31     1   63,372.77     0   0.00       7       315,784
180              2      66,304.45     2   36,989.66     0        0.00     0   0.00       4       103,294
210              1      23,657.77     1   43,330.17     0        0.00     0   0.00       2        66,988
240              0           0.00     1   26,566.28     0        0.00     0   0.00       1        26,566
270              1      26,132.35     0        0.00     0        0.00     0   0.00       1        26,132
300              1      56,724.07     1   23,274.06     0        0.00     0   0.00       2        79,998
330              1      24,255.24     0        0.00     0        0.00     0   0.00       1        24,255
360              0           0.00     0        0.00     0        0.00     0   0.00       0             0
390+             1       5,473.47     0        0.00     0        0.00     0   0.00       1         5,473
                                                 FIXED
Current      79.77%         80.27% 1.14%       1.01% 0.00%       0.00% 0.00%  0.00%   80.91%       81.28%
0             0.16%          0.03% 0.00%       0.00% 0.00%       0.00% 0.00%  0.00%    0.16%        0.03%
30            7.18%          7.64% 0.82%       0.48% 0.00%       0.00% 0.00%  0.00%    8.00%        8.12%
60            3.26%          4.12% 0.16%       0.18% 0.16%       0.19% 0.00%  0.00%    3.58%        4.49%
90            2.12%          1.65% 0.16%       0.06% 0.33%       0.21% 0.00%  0.00%    2.61%        1.92%
120           0.49%          0.18% 0.49%       1.17% 0.65%       1.17% 0.00%  0.00%    1.63%        2.52%
150           0.65%          0.46% 0.33%       0.18% 0.16%       0.16% 0.00%  0.00%    1.14%        0.80%
180           0.33%          0.17% 0.33%       0.09% 0.00%       0.00% 0.00%  0.00%    0.66%        0.26%
210           0.16%          0.06% 0.16%       0.11% 0.00%       0.00% 0.00%  0.00%    0.32%        0.17%
240           0.00%          0.00% 0.16%       0.07% 0.00%       0.00% 0.00%  0.00%    0.16%        0.07%
270           0.16%          0.07% 0.00%       0.00% 0.00%       0.00% 0.00%  0.00%    0.16%        0.07%
300           0.16%          0.14% 0.16%       0.06% 0.00%       0.00% 0.00%  0.00%    0.32%        0.20%
330           0.16%          0.06% 0.00%       0.00% 0.00%       0.00% 0.00%  0.00%    0.16%        0.06%
360           0.00%          0.00% 0.00%       0.00% 0.00%       0.00% 0.00%  0.00%    0.00%        0.00%
390+          0.16%          0.01% 0.00%       0.00% 0.00%       0.00% 0.00%  0.00%



09-Oct-2007 10:28            Page 19 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
          ASSET-BACKED FACTS ~ CURRENT DISTRIBUTION LOAN STATUS SUMMARY

                 Regular Loans         Bankruptcy          Foreclosure            REO               Total
Delinquency  --------------------  ------------------  ------------------   ---------------  ------------------
  Category     #       Balance       #      Balance      #      Balance       #    Balance      #      Balance
-----------  -----  -------------  ----  ------------  ----  ------------   ----  ---------  ------  ----------
                                                      ARM
Current        423  79,504,621.93    13  2,336,580.32     1    200,257.97      0       0.00   437    82,041,460
0                4     445,071.42     0          0.00     0          0.00      0       0.00     4       445,071
30              57  12,202,070.13     2    131,465.40     0          0.00      0       0.00    59    12,333,536
60              32   5,687,434.65     3    579,374.55     0          0.00      0       0.00    35     6,266,809
90              14   2,694,831.14     2    244,375.89    14  2,771,293.51      0       0.00    30     5,710,501
120              6   1,448,678.93     0          0.00    13  2,691,684.10      0       0.00    19     4,140,363
150              2     365,194.27     1    102,613.85     6  1,640,902.83      1  78,734.88    10     2,187,446
180              4     602,948.61     3    367,089.05     5    851,745.98      0       0.00    12     1,821,784
210              1     110,359.62     1    108,224.07     1    134,039.60      0       0.00     3       352,623
240              0           0.00     2    212,760.66     1     73,687.21      0       0.00     3       286,448
270              0           0.00     1    141,249.74     0          0.00      0       0.00     1       141,250
300              0           0.00     0          0.00     1    100,112.87      0       0.00     1       100,113
330              0           0.00     1     53,820.31     0          0.00      0       0.00     1        53,820
360              0           0.00     0          0.00     0          0.00      0       0.00     0             0
390+             0           0.00     2    173,906.85     0          0.00      0       0.00     2       173,907
                                                      ARM
Current      68.56%         68.51% 2.11%         2.01% 0.16%         0.17%  0.00%      0.00% 70.83%       70.69%
0             0.65%          0.38% 0.00%         0.00% 0.00%         0.00%  0.00%      0.00%  0.65%        0.38%
30            9.24%         10.51% 0.32%         0.11% 0.00%         0.00%  0.00%      0.00%  9.56%       10.62%
60            5.19%          4.90% 0.49%         0.50% 0.00%         0.00%  0.00%      0.00%  5.68%        5.40%
90            2.27%          2.32% 0.32%         0.21% 2.27%         2.39%  0.00%      0.00%  4.86%        4.92%
120           0.97%          1.25% 0.00%         0.00% 2.11%         2.32%  0.00%      0.00%  3.08%        3.57%
150           0.32%          0.31% 0.16%         0.09% 0.97%         1.41%  0.16%      0.07%  1.61%        1.88%
180           0.65%          0.52% 0.49%         0.32% 0.81%         0.73%  0.00%      0.00%  1.95%        1.57%
210           0.16%          0.10% 0.16%         0.09% 0.16%         0.12%  0.00%      0.00%  0.48%        0.31%
240           0.00%          0.00% 0.32%         0.18% 0.16%         0.06%  0.00%      0.00%  0.48%        0.24%
270           0.00%          0.00% 0.16%         0.12% 0.00%         0.00%  0.00%      0.00%  0.16%        0.12%
300           0.00%          0.00% 0.00%         0.00% 0.16%         0.09%  0.00%      0.00%  0.16%        0.09%
330           0.00%          0.00% 0.16%         0.05% 0.00%         0.00%  0.00%      0.00%  0.16%        0.05%
360           0.00%          0.00% 0.00%         0.00% 0.00%         0.00%  0.00%      0.00%  0.00%        0.00%
390+          0.00%          0.00% 0.32%         0.15% 0.00%         0.00%  0.00%      0.00%



09-Oct-2007 10:28            Page 20 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
          ASSET-BACKED FACTS ~ CURRENT DISTRIBUTION LOAN STATUS SUMMARY

                                                                                          Realized               Curr Weighted
                  Ending Pool         Payoffs                                               Losses                    Avg.
Distribution  ------------------  --------------  Insurance  Substitution  Liquidation  ------------  Remaining  -------------
    Date        #      Balance     #    Balance    Proceeds    Proceeds      Proceeds    #    Amount  Term Life  Coupon  Remit
------------  -----  -----------  ---  ---------  ---------  ------------  -----------  ---   ------  ---------  ------  -----
                                                       TOTAL (ALL LOANS)
27-Nov-06     1,230  155,447,248   11  1,931,121     0.00        0.00            0.00     0        0     327      7.79%  7.29%
25-Oct-06     1,241  157,478,197   22  2,852,074     0.00        0.00            0.00     0        0     328      7.79%  7.29%
25-Sep-06     1,263  160,417,840   37  5,039,055     0.00        0.00        1,719.56     1   11,617     329      7.79%  7.29%
                                                             FIXED
27-Nov-06       613   39,392,117    4    187,976     0.00        0.00            0.00     0        0     270      8.86%  8.36%
25-Oct-06       617   39,620,160    9    489,651     0.00        0.00            0.00     0        0     270      8.90%  8.40%
25-Sep-06       626   40,146,539   12    812,020     0.00        0.00        1,719.56     1   11,617     271      8.91%  8.41%


09-Oct-2007 10:28            Page 21 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
          ASSET-BACKED FACTS - 15 MONTH HISTORICAL PAYOFF/LOSS SUMMARY

                                                                              Realized                       Curr
                 Ending Pool      Payoffs                                       Losses    Remaining Term Weighted Avg.
Distribution --------------- ------------- Insurance Substitution Liquidation ---------- -------------- -------------
    Date      #    Balance    #   Balance   Proceeds   Proceeds     Proceeds   #  Amount     Life       Coupon  Remit
------------ --- ----------- --- --------- --------- ------------ ----------- --- ------ -------------- ------ ------
                                                               ARM
27-Nov-06    617 116,055,130   7 1,743,145    0.00       0.00         0.00      0    0         346       7.43%  6.93%
25-Oct-06    624 117,858,037  13 2,362,423    0.00       0.00         0.00      0    0         347       7.42%  6.92%
25-Sep-06    637 120,271,301  25 4,227,034    0.00       0.00         0.00      0    0         348       7.42%  6.92%


09-Oct-2007 10:29            Page 22 of 41            (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                           MORTGAGE LOAN ASSET-BACKED
                          CERTIFICATES SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                PREPAYMENT PREMIUM LOAN DETAIL FOR CURRENT PERIOD

                    Original      Beginning
   Disclosure       Principal     Principal      Payoff       Current   Prepayment
    Control #        Balance       Balance       Amount     Gross Rate    Premium
   ----------     ------------  ------------  ------------  ----------  ----------
          449504    307,200.00    307,200.00    307,200.00     7.25%     14,932.36
         1231745    204,000.00    203,244.10    203,244.10     7.55%      1,701.82
         2040337    131,000.00    130,230.37    130,143.50     8.37%      1,303.17
         2050523    271,500.00    271,499.98    271,499.98     5.99%      6,505.14
Current Total       913,700.00    912,174.45    912,087.58               24,442.49
Cumulative Total  5,154,338.00  5,126,000.52  5,125,913.65              177,865.98


09-Oct-2007 10:29            Page 23 of 41            (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                               PREPAYMENT SUMMARY
                                TOTAL (ALL LOANS)

SMM (SINGLE MONTHLY MORTALITY)         TOTAL
                                               17.00%
                                               14.57%
   Current Period                      1.24%
                                               12.14%
   3-Month Average                     2.02%
                                                9.71%
   6-Month Average                     2.02%
   12-Month Average                    2.02%    7.29%
   Average Since Cut-Off               2.02%    4.86%
                                                2.43%

                                                0.00%

CPR (CONDITIONAL PREPAYMENT RATE)     TOTAL
                                              100.00%
                                               85.71%
   Current Period                     13.87%
   3-Month Average                    21.45%   71.43%
   6-Month Average                    21.45%   57.14%
   12-Month Average                   21.45%   42.86%
   Average Since Cut-Off              21.45%
                                               28.57%
                                               14.29%
                                                0.00%

PSA (PUBLIC SECURITIES ASSOCIATION)   TOTAL     1600%
                                                1371%
   Current Period                       231%
                                                1143%
   3-Month Average                      358%
                                                 914%
   6-Month Average                      358%
                                                 686%
   12-Month Average                     358%
   Average Since Cut-Off                358%     457%
                                                 229%
                                                   0%

TOTAL (ALL LOANS)

Dec-05  Jan-06  Feb-06  Mar-06  Apr-06  May-06  Jun-06  Jul-06  Aug-06  Sep-06  Oct-06  Nov-06

Dec-05  Jan-06  Feb-06  Mar-06  Apr-06  May-06  Jun-06  Jul-06  Aug-06  Sep-06  Oct-06  Nov-06

Dec-05  Jan-06  Feb-06  Mar-06  Apr-06  May-06  Jun-06  Jul-06  Aug-06  Sep-06  Oct-06  Nov-06

SMM   Single Monthly Mortality        (Partial and Full Prepayments +
                                      Repurchases + Curtailments + Liquidations
                                      + Other Prin Proceeds) / (Beginning
                                      Collateral Bal -Scheduled Prin)
CPR   Conditional Prepayment Rate     1 -(1 -SMM)@12)
PSA   Public Securities Association   100 * CPR / (0.2 * MIN(30,WAS))
WAS   Weighted Average Seasoning      (Original Term -Remaining Term) * (Current
                                      Scheduled Balance / Deal Scheduled
                                      Principal Balance)


09-Oct-2007 10:29            Page 24 of 41            (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                      MORTGAGE LOAN CHARACTERISTICS PART I
                                TOTAL (ALL LOANS)

                DISTRIBUTION BY CURRENT ENDING PRINCIPAL BALANCE

   MIN       MAX    COUNT  % OF TOTAL    BALANCE    % OF TOTAL
------------------  -----  ----------  -----------  ----------
  1,000 to  22,000    124     10.08%     1,980,566      1.27%
 22,000 to  36,000    159     12.93%     4,445,761      2.86%
 36,000 to  50,000     94      7.64%     4,052,158      2.61%
 50,000 to  64,000     79      6.42%     4,517,085      2.91%
 64,000 to  78,000     80      6.50%     5,700,882      3.67%
 78,000 to  91,000     78      6.34%     6,513,783      4.19%
 91,000 to 128,000    169     13.74%    18,266,392     11.75%
128,000 to 165,000    107      8.70%    15,524,853      9.99%
165,000 to 202,000     84      6.83%    15,352,560      9.88%
202,000 to 239,000     73      5.93%    16,082,779     10.35%
239,000 to 277,000     60      4.88%    15,497,617      9.97%
277,000 to 764,000    123     10.00%    47,512,811     30.57%
                    1,230    100.00%   155,447,248    100.00%

                    DISTRIBUTION BY CUT-OFF PRINCIPAL BALANCE

   MIN       MAX    COUNT  % OF TOTAL    BALANCE    % OF TOTAL
------------------  -----  ----------  -----------  ----------
  1,000 to  22,000    126      9.68%     2,021,625      1.22%
 22,000 to  36,000    166     12.76%     4,660,029      2.81%
 36,000 to  50,000     99      7.61%     4,260,333      2.57%
 50,000 to  64,000     83      6.38%     4,736,620      2.86%
 64,000 to  78,000     84      6.46%     5,990,562      3.62%
 78,000 to  93,000     94      7.23%     7,970,982      4.81%
 93,000 to 130,000    172     13.22%    18,978,541     11.46%
130,000 to 167,000    118      9.07%    17,333,875     10.47%
167,000 to 204,000     93      7.15%    17,177,504     10.38%
204,000 to 241,000     78      6.00%    17,357,322     10.48%
241,000 to 277,000     58      4.46%    15,117,184      9.13%
277,000 to 764,000    130      9.99%    49,955,722     30.17%
                    1,301    100.00%   165,560,299    100.00%

                      DISTRIBUTION BY CURRENT MORTGAGE RATE

   MIN       MAX    COUNT  % OF TOTAL    BALANCE    % OF TOTAL
------------------  -----  ----------  -----------  ----------
  2.00% to  6.30%     122      9.92%    27,165,925     17.48%
  6.30% to  6.77%      92      7.48%    18,555,536     11.94%
  6.77% to  7.23%      99      8.05%    20,731,014     13.34%
  7.23% to  7.70%     128     10.41%    22,571,092     14.52%
  7.70% to  8.17%      80      6.50%    14,005,963      9.01%
  8.17% to  8.69%      96      7.80%    14,694,558      9.45%
  8.69% to  9.23%      71      5.77%     9,155,959      5.89%
  9.23% to  9.78%      81      6.59%     7,195,795      4.63%
  9.78% to 10.33%     100      8.13%     6,618,080      4.26%
 10.33% to 10.88%      72      5.85%     3,818,786      2.46%
 10.88% to 11.48%     162     13.17%     6,510,264      4.19%
 11.48% to 14.00%     127     10.33%     4,424,275      2.85%
                    1,230    100.00%   155,447,248    100.00%

                       DISTRIBUTION BY ORIGINAL MORTGAGE RATE

   MIN       MAX    COUNT  % OF TOTAL    BALANCE    % OF TOTAL
------------------  -----  ----------  -----------  ----------
  2.00% to  6.34%     130      9.99%    29,191,845     17.63%
  6.34% to  6.80%      98      7.53%    19,847,444     11.99%
  6.80% to  7.25%     132     10.15%    26,344,811     15.91%
  7.25% to  7.70%     112      8.61%    19,655,738     11.87%
  7.70% to  8.16%      86      6.61%    14,560,565      8.79%
  8.16% to  8.65%      95      7.30%    14,248,240      8.61%
  8.65% to  9.20%      87      6.69%    12,535,595      7.57%
  9.20% to  9.75%      83      6.38%     7,251,611      4.38%
  9.75% to 10.30%     101      7.76%     6,515,515      3.94%
 10.30% to 10.84%      81      6.23%     4,261,302      2.57%
 10.84% to 11.44%     152     11.68%     6,154,586      3.72%
 11.44% to 14.00%     144     11.07%     4,993,049      3.02%
                    1,301    100.00%   165,560,299    100.00%

09-Oct-2007 10:29            Page 25 of 41            (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                   DISTRIBUTION DATE: 27-NOV-06 MORTGAGE LOAN
                             CHARACTERISTICS PART II
                                TOTAL (ALL LOANS)

             DISTRIBUTION BY PRODUCT CHARACTERISTICS (CURRENT)

                  # of                               % of
Product Type     Loans   Ending Balance   Balance    WAMM      WAC
------------     -----   --------------   -------   ------   ------
Adjustable         617     116,055,130     74.66%   346.39    7.44%
Fixed 1st Lien     147      21,135,257     13.60%   330.18    7.32%
Fixed 2nd Lien     466      18,256,861     11.74%   199.68   10.68%
   Total         1,230     155,447,248    100.00%

                DISTRIBUTION BY PRODUCT CHARACTERISTICS (CUT-OFF)

                  # of                               % of
Product Type     Loans   Ending Balance   Balance    WAMM      WAC
------------     -----   --------------   -------   ------   ------
Adjustable         662     124,550,250     75.23%   361.01    7.42%
Fixed 1st Lien     152      21,740,770     13.13%   349.25    7.35%
Fixed 2nd Lien     487      19,269,279     11.64%   213.93   10.68%
   Total         1,301     165,560,299    100.00%

                    DISTRIBUTION BY PROPERTY TYPES (CURRENT)

                           # of                               % of
Product Type              Loans   Ending Balance   Balance    WAMM      WAC
------------              -----   --------------   -------   ------   ------
SF                          961     118,586,603     76.29%   327.46    7.81%
Unattached Dwelling PUD     139      17,128,708     11.02%   321.81    7.72%
Condo - Low Facility         64       8,912,546      5.73%   319.86    7.91%
Multifamily                  36       7,075,193      4.55%   339.88    7.78%
Terrace House                22       3,271,551      2.10%   330.42    7.79%
Mobile Home Park              8         472,646      0.30%   303.25    7.40%
   Total                  1,230     155,447,248    100.00%


                    DISTRIBUTION BY PROPERTY TYPES (CUT-OFF)

                           # of                               % of
Product Type              Loans   Ending Balance   Balance    WAMM      WAC
------------              -----   --------------   -------   ------   ------
SF                        1,015     125,352,662     75.71%   342.65    7.81%
Unattached Dwelling PUD     146      18,412,780     11.12%   337.78    7.69%
Condo - Low Facility         70      10,062,543      6.08%   336.26    7.72%
Multifamily                  39       7,864,890      4.75%   355.41    7.83%
Terrace House                23       3,392,477      2.05%   344.48    7.87%
Mobile Home Park              8         474,947      0.29%   337.85    7.40%
   Total                  1,301     165,560,299    100.00%


09-Oct-2007 10:29            Page 26 of 41            (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                     MORTGAGE LOAN CHARACTERISTICS PART II
                               TOTAL (ALL LOANS)

                    DISTRIBUTION BY OCCUPANCY TYPE (CURRENT)

                                        # of                      % of
Occupancy Type                         Loans   Ending Balance   Balance    WAMM     WAC
--------------                         -----   --------------   -------   ------   ----
Owner Occupied - Primary Residence     1,186     150,233,856     96.65%   326.57   7.80%
Non-Owner Occupied                        42       5,116,308      3.29%   338.06   8.09%
Owner Occupied - Secondary Residence       2          97,083      0.06%   339.97   5.67%
   Total                               1,230     155,447,248    100.00%

                    DISTRIBUTION BY OCCUPANCY TYPE (CUT-OFF)

                                        # of                      % of
Occupancy Type                         Loans   Ending Balance   Balance    WAMM     WAC
--------------                         -----   --------------   -------   ------   ----
Owner Occupied - Primary Residence     1,253     159,720,900     96.47%   341.98   7.78%
Non-Owner Occupied                        46       5,741,912      3.47%   352.22   8.01%
Owner Occupied - Secondary Residence       2          97,488      0.06%   360.00   5.66%
   Total                               1,301     165,560,299    100.00%

                     DISTRIBUTION BY LOAN PURPOSE (CURRENT)

                           # of                       % of
Loan Purpose               Loans   Ending Balance    Balance    WAMM      WAC
------------               -----   --------------   --------   ------   ------
Purchase                     735      76,052,347       48.92%  316.74    7.89%
Refinance/Equity Takeout     424      69,988,823       45.02%  338.11    7.72%
Refinance/No Cash Out         70       9,393,398        6.04%  326.79    7.76%
Unknown                        1          12,680    8.16E-05   223.00   11.49%
   Total                   1,230     155,447,248      100.00%

                     DISTRIBUTION BY LOAN PURPOSE (CUT-OFF)

                           # of                       % of
Loan Purpose               Loans   Ending Balance    Balance    WAMM      WAC
------------               -----   --------------   --------   ------   ------
Purchase                     770      80,683,774       48.73%  332.15    7.83%
Refinance/Equity Takeout     458      75,073,397       45.35%  352.86    7.75%
Refinance/No Cash Out         72       9,790,449        5.91%  345.93    7.75%
Unknown                        1          12,680    7.66E-05   240.00   11.49%
   Total                   1,301     165,560,299      100.00%


09-Oct-2007 10:29            Page 27 of 41            (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                      MORTGAGE LOAN CHARACTERISTICS PART II

                                TOTAL (ALL LOANS)

            DISTRIBUTION BY ORIGINATOR CONCENTRATION > 10% (CURRENT)

             # of                       % of
Originator   Loans   Ending Balance   Balance    WAMM     WAC
----------   -----   --------------   -------   ------   ----
Wilmington    314      48,153,803      30.98%   332.82   7.71%
Ownit         163      29,808,101      19.18%   344.46   6.65%

            DISTRIBUTION BY ORIGINATOR CONCENTRATION > 10% (CUT-OFF)

             # of                       % of
Originator   Loans   Ending Balance   Balance    WAMM     WAC
----------   -----   --------------   -------   ------   ----
Wilmington    334      51,101,592      30.87%   347.48   7.71%
Ownit         168      30,880,333      18.65%   358.50   6.60%


09-Oct-2007 10:29            Page 28 of 41            (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                            GEOGRAPHIC CONCENTRATION
                                TOTAL (ALL LOANS)

                       TOP 10 CURRENT STATE CONCENTRATION

 Geographic     # of                  % of
Distribution   Loans   Balance (1)   Balance   WAMM    WAC
------------   -----   -----------   -------   ----   ----
California      159     38,966,185    25.07%    334   7.15%
Florida          66      10,821,22    66.96%    328   7.98%
Washington       42       6,227,43    34.01%    337   7.36%
Texas           127       6,051,91    43.89%    293   9.29%
Georgia          56       6,009,31    33.87%    330   8.06%
New York         24       5,815,87    03.74%    333   7.51%
Maryland         28       5,148,10    73.31%    326   7.68%
Michigan         69       5,025,43    33.23%    316   8.45%
Illinois         58       5,004,37    03.22%    308   8.46%
Ohio             68       4,709,87    33.03%    317   8.39%
Remaining       533     61,667,523    39.67%    327   7.95%

                       TOP 10 ORIGINAL STATE CONCENTRATION

 Geographic     # of                  % of
Distribution   Loans   Balance (1)   Balance   WAMM    WAC
------------   -----   -----------   -------   ----   ----
California      173     41,658,847    25.16%    348   7.13%
Florida          77     12,237,998     7.39%    340   7.96%
Texas           130      6,604,429     3.99%    313   9.21%
Washington       43      6,274,685     3.79%    351   7.37%
New York         25      6,140,849     3.71%    352   7.56%
Georgia          56      6,019,963     3.64%    347   8.04%
Illinois         64      5,747,672     3.47%    327   8.30%
Maryland         31      5,610,127     3.39%    339   7.77%
Michigan         74      5,425,502     3.28%    334   8.39%
New Jersey       26      5,247,537     3.17%    354   7.56%
Remaining       602     64,592,690    39.01%    342   8.00%

                       TOP 10 CURRENT STATE CONCENTRATION

California
Remaining
Florida
Washington
Texas
Georgia
New York
Ohio
Illinois
Maryland
Michigan

(1)  Based on Current Period Ending Principal Balance


09-Oct-2007 10:29            Page 29 of 41            (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                       CURRENT PERIOD REALIZED LOSS DETAIL

TOTAL (ALL LOANS)

  Disclosure     Original       Net
   Control     Liquidation  Liquidation   Loss-Certs    Subsequent  Loss-Certs    Loss    Loan-to-          Lien    Liq
     #           Balance      Proceeds   Non-adjusted  Recov/(Exp)   Adjusted   Severity    Value   FICO  Position  Type  Occ Type
-------------  -----------  -----------  ------------  -----------  ----------  --------  --------  ----  --------  ----  --------
Current Total        0.00         0.00      0.000.00       0.00
Cumulative      13,336.24     1,719.56     11,616.68     (50.00)     11,666.68

LIQ. TYPE CODE - LEGEND                          OCC TYPE CODE - LEGEND
BK Discharged                                    Primary                  1
Charge-off                B   Paid in Full   P   Secondary                2
Foreclosure               C   REO            R   Investment               3
Retain Lien               F   Short Sale     S
Loan Sale                 L   Third Party    T
                          O   Settled        X


09-Oct-2007 10:29            Page 30 of 41            (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                        HISTORICAL REALIZED LOSS SUMMARY
                                TOTAL (ALL LOANS)

                Current Realized Loss                                      Previous Liquidations/Payoffs
-----------------------------------------------------  --------------------------------------------------------------------
                                                                                        (Claims)/
              Beginning      Net                            Claims      Recovery on     Recoveries    Realized
Distribution  Scheduled  Liquidation   Realized   Loan     on Prior        Prior           on           Loss      Cumulative
   Date        Balance     Proceeds      Loss    Count   Liquidations   Liquidations  Prior Payoffs   Adjusted  Realized Loss
------------  ---------  -----------  ---------  -----  -------------  -------------  -------------  ---------  -------------
                                                        Amount  Count  Amount  Count  Amount  Count
                                                        ------  -----  ------  -----  ------  -----
27-Nov-06          0.00        0.00        0.00    0     0.00     0     0.00     0      0.00    0         0.00    11,666.68
25-Oct-06          0 00        0 00        0 00    0     0 00     0     0 00     0    (50 00)   1        50 00    11 666 68
25-Sep-06     13,336.24    1,719.56   11,616.68    1     0.00     0     0.00     0      0.00    0    11,616.68    11,616.68
Total         13,336.24    1,719.56   11,616.68    1     0.00     0     0.00     0    (50.00)   1    11,666.68

27-Nov-06       0.00      0.00       0.00  0    0.00  0    0.00  0      0.00  0         0.00  11,666.68
25-Oct-06       0 00      0 00       0 00  0    0 00  0    0 00  0    (50 00) 1        50.00  11,666.68
25-Sep-06  13,336.24  1,719.56  11,616.68  1    0.00  0    0.00  0      0.00  0    11,616.68  11,616.68
           ---------  --------  ---------  ---  ----  ---  ----  ---  ------  ---  ---------
Total      13,336.24  1,719.56  11,616.68  1    0.00  0    0.00  0    (50.00) 1    11,666.68
           =========  ========  =========  ===  ====  ===  ====  ===  ======  ===  =========


09-Oct-2007 10:29                 Page 31 of 41       (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                              REALIZED LOSS SUMMARY

                       TOTAL (ALL LOANS)

MDR (MONTHLY DEFAULT
   RATE)               TOTAL
---------------------  -----
                               6.00%
                               5.14%
   Current Period      0.00%   4.29%
   3-Month Average     0.00%   3.43%
   6-Month Average     0.00%   2.57%
   12-Month Average    0.00%   1.71%
   Average Since
      Cut-Off          0.00%   0.86%
                               0.00%

                                TOTAL (ALL LOANS)

CDR (CONDITIONAL
   DEFAULT RATE)       TOTAL          Dec-05  Jan-06  Feb-06  Mar-06  Apr-06  May-06  Jun-06  Jul-06  Aug-06  Sep-06  Oct-06  Nov-06
-----------------      -----          ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
                              50.00%
                              42.86%
   Current Period      0.00%  35.71%
   3-Month Average     0.03%  28.57%
   6-Month Average     0.02%  21.43%
   12-Month Average    0.01%  14.29%
   Average Since
      Cut-Off          0.03%   7.14%
                               0.00%

SDA (STANDARD DEFAULT
   ASSUMPTION)         TOTAL   2000%  Dec-05  Jan-06  Feb-06  Mar-06  Apr-06  May-06  Jun-06  Jul-06  Aug-06  Sep-06  Oct-06  Nov-06
---------------------  -----  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
                               1714%
   Current Period      0.00%   1429%
   3-Month Average     1.07%   1143%
   6-Month Average     0.54%    857%
   12-Month Average    0.27%    571%
   Average Since
      Cut-Off          1.07%    286%
                                  0%

                                      Dec-05  Jan-06  Feb-06  Mar-06  Apr-06  May-06  Jun-06  Jul-06  Aug-06  Sep-06  Oct-06  Nov-06
                                      ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------


MDR   Monthly Default Rate          (Beginning Principal Balance of Liquidated Loans) / (Total Beginning Principal Balance)
CDR   Conditional Default Rate      1 - (1 - MDR)@12
SDA   Standard Default Assumption   If WAS=30 then CDR/(WAS*0.02) else if 30< WAS=60 then CDR/0.6 else if 60< WAS=120 then
                                      CDR/(0.6-((WAS-60)*0.0095)) else if WAS >120 then CDR/0.03
WAS   Weighted Average Seasoning    (Original Term - Remaining Term) * (Current Scheduled Balance / Deal Scheduled Principal
                                      Balance)


09-Oct-2007 10:29                 Page 32 of 41       (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                         SERVICEMEMBERS CIVIL RELIEF ACT
                                TOTAL (ALL LOANS)

Disclosure                                                                                                          Relief Act
 Control             Beginning   Scheduled   Unscheduled    Ending                            Scheduled  Interest    Interest
    #        Group    Balance    Principal    Principal    balance   Loan Rate   P&I Amount    Interest  Received    Shortfall
----------   -----   ---------   ---------   -----------   -------   ---------   ----------   ---------  --------   ----------

   Total

09-Oct-2007 10:29                 Page 33 of 41       (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                            MATERIAL BREACHES DETAIL

Disclosure                  Ending Principal   Material Breach
 Control #   Loan Group #       Balance             Date         Material Breach Description
 ---------   ------------   ----------------   ---------------   ---------------------------
                                                                 Material breaches of pool
                                                                 asset representation or
                                                                 warranties or transaction
                                                                 covenants.

09-Oct-2007 10:29                 Page 34 of 41       (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                              MODIFIED LOAN DETAIL

                                TOTAL (ALL LOANS)

Disclosure                  Modified Maturity   Cutoff Maturity
 Control #   Loan Group #         Date               Date         Modification Description
----------   ------------   -----------------   ---------------   ------------------------
                                                                  Modifications include
                                                                  any extensions or
                                                                  waivers to the mortgage
                                                                  loan terms, fees,
                                                                  penalties or payments
                                                                  during the preceding
                                                                  calendar month or that
                                                                  have become material
                                                                  over time.

09-Oct-2007 10:29                 Page 35 of 41       (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                                   COLLATERAL
                                  ASSET CHANGES

Disclosure
 Control #    Beginning Principal Balance   Description
----------    ---------------------------   -----------


09-Oct-2007 10:29                 Page 36 of 41       (c) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                     HISTORICAL COLLATERAL LEVEL REO REPORT

Disclosure                                                                                 Scheduled
 Control #    REO Date       City       State       Property Type        Actual Balance     Balance
----------   ---------   ------------   -----   ----------------------   --------------   -----------
  2050466    17-Aug-07   Fairfield        CA    Condo - Low Facility       213,750.00      213,750.00
  1920085    10-Aug-07   Sugar Land       TX    PUD                        172,000.00      172,000.00
  1061876    10-Aug-07   Decatur          GA    Condo - Low Facility       110,132.62      109,766.20
  1427810    10-Aug-07   Gainesville      GA    SF Unattached Dwelling     120,800.00      120,800.00
  2409439     3-Aug-07   Escondido        CA    Terrace House              321,874.37      321,874.37
  2486074    29-Jul-07   Modesto          CA    PUD                        234,769.45      234,052.36
  1920151    29-Jul-07   Evansville       WI    SF Unattached Dwelling      97,185.84       96,950.08
   979204    24-Jul-07   Spring Lake      MN    SF Unattached Dwelling     169,600.00      169,600.00
  1682141    19-Jul-07   Belleville       IL    SF Unattached Dwelling      81,309.91       81,022.43
  1682093    17-Jul-07   Ballwin          MO    SF Unattached Dwelling     219,411.47      218,336.05
  1196013    26-Jun-07   Stevensville     MI    SF Unattached Dwelling     240,979.96      240,095.64
  1231660    21-Jun-07   Farmington       MI    SF Unattached Dwelling     302,330.27      301,032.07
  1830746    16-Jun-07   Neoga            IL    SF Unattached Dwelling     102,126.82      101,954.12
  2486328    15-Jun-07   Corona           CA    PUD                        390,400.00      390,400.00
  1666431     7-Jun-07   Bowie            MD    SF Unattached Dwelling     437,592.79      435,186.53
  1061894     7-Jun-07   Arlington        TX    SF Unattached Dwelling      79,603.77       79,334.30
  2050082     4-Jun-07   Denver           CO    SF Unattached Dwelling     180,000.00      180,000.00
  2243398     4-Jun-07   Athens           AL    SF Unattached Dwelling      98,034.89       97,792.00
  2128673    30-May-07   Ironwood         MI    SF Unattached Dwelling     121,364.64      121,364.64
  2050288    23-May-07   Woodland         CA    SF Unattached Dwelling     431,200.00      431,200.00
  2050233    16-May-07   Woodland         CA    SF Unattached Dwelling     368,800.00      368,800.00
   984033     4-May-07   Duncanville      TX    SF Unattached Dwelling     206,329.45      205,143.86
  1427799     1-May-07   Jackson          OH    SF Unattached Dwelling      81,000.00       81,000.00
  1058335    28-Apr-07   Olathe           KS    SF Unattached Dwelling     117,910.77      117,481.98
  1824101    28-Apr-07   Cincinnati       OH    SF Unattached Dwelling      97,433.48       97,102.20
  2409194    26-Apr-07   Pasadena         MD    SF Unattached Dwelling     263,875.91      263,492.72
  2317141    20-Apr-07   Durand           MI    SF Unattached Dwelling      94,099.21       93,868.84
   694089    14-Apr-07   Marion           IN    SF Unattached Dwelling      63,923.14       63,372.77
  2486403     5-Apr-07   Oak Park         MI    SF Unattached Dwelling      84,923.48       84,690.26

               Recent                Appraisal
Disclosure   Appraisal   Appraisal   Reduction      Date      Liquidation   Liquidation
 Control #     Value       Date        Amount    Liquidated     Proceeds      Expenses    Realized Loss
----------   ---------   ---------   ---------   ----------   -----------   -----------   -------------
  2050466       0.00                    0.00                         0.00         0.00           0.00
  1920085       0.00                    0.00                         0.00         0.00           0.00
  1061876       0.00                    0.00                         0.00         0.00           0.00
  1427810       0.00                    0.00                         0.00         0.00           0.00
  2409439       0.00                    0.00                         0.00         0.00           0.00
  2486074       0.00                    0.00                         0.00         0.00           0.00
  1920151       0.00                    0.00                         0.00         0.00           0.00
   979204       0.00                    0.00                         0.00         0.00           0.00
  1682141       0.00                    0.00                         0.00         0.00           0.00
  1682093       0.00                    0.00                         0.00         0.00           0.00
  1196013       0.00                    0.00                         0.00         0.00           0.00
  1231660       0.00                    0.00                         0.00         0.00           0.00
  1830746       0.00                    0.00      28-Aug-07    101,629.09     8,557.96       8,557.96
  2486328       0.00                    0.00                         0.00         0.00           0.00
  1666431       0.00                    0.00                         0.00         0.00           0.00
  1061894       0.00                    0.00      30-Jul-07     78,594.84    46,550.60      46,550.60
  2050082       0.00                    0.00                         0.00         0.00           0.00
  2243398       0.00                    0.00                         0.00         0.00           0.00
  2128673       0.00                    0.00                         0.00         0.00           0.00
  2050288       0.00                    0.00                         0.00         0.00           0.00
  2050233       0.00                    0.00                         0.00         0.00           0.00
   984033       0.00                    0.00      24-Jul-07    204,023.71    29,742.47      29,742.47
  1427799       0.00                    0.00                         0.00         0.00           0.00
  1058335       0.00                    0.00                         0.00         0.00           0.00
  1824101       0.00                    0.00                         0.00         0.00           0.00
  2409194       0.00                    0.00                         0.00         0.00           0.00
  2317141       0.00                    0.00                         0.00         0.00           0.00
   694089       0.00                    0.00                         0.00         0.00           0.00
  2486403       0.00                    0.00                         0.00         0.00           0.00


09-Oct-2007 10:29            Page 37 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                     HISTORICAL COLLATERAL LEVEL REO REPORT

Disclosure                                                                                    Scheduled
 Control #    REO Date        City         State       Property Type        Actual Balance     Balance
----------   ---------   ---------------   -----   ----------------------   --------------   -----------
   423416    15-Mar-07   Tulsa               OK    SF Unattached Dwelling     119,788.32      118,840.52
  2243736    10-Mar-07   Grand Rapids        MI    SF Unattached Dwelling      75,057.93       74,731.28
  1455617     9-Mar-07   Lawrenceville       GA    SF Unattached Dwelling     183,920.00      183,920.00
  2487277     6-Mar-07   Turlock             CA    SF Unattached Dwelling     260,560.85      260,233.34
  2487204     1-Mar-07   Henderson           NV    SF Unattached Dwelling     260,443.67      259,145.57
  2317619    27-Feb-07   Nags Head           NC    SF Unattached Dwelling     315,102.34      313,767.57
   704254    27-Feb-07   Alpena              MI    SF Unattached Dwelling      82,087.97       81,824.52
   404423    24-Feb-07   Longmont            CO    SF Unattached Dwelling     152,768.68      152,251.75
  2241394    23-Feb-07   Sylmar              CA    Condo-Low Facility         249,200.00      249,200.00
  1370578    16-Feb-07   Wichita             KS    SF Unattached Dwelling      94,581.30       94,205.51
  2320226    14-Feb-07   Enfield             CT    SF Unattached Dwelling     145,268.95      144,502.89
  2320271     9-Feb-07   Garland             TX    SF Unattached Dwelling     131,642.67      131,394.12
  2409185     9-Feb-07   Lexington           NC    SF Unattached Dwelling     118,647.30      118,437.57
  1405340     9-Feb-07   Deer Park           TX    SF Unattached Dwelling     119,972.85      119,669.38
   702995     2-Feb-07   Aurora              CO    Condo-Low Facility          87,200.00       87,200.00
  1919883    30-Jan-07   Elk Mills           MD    SF Unattached Dwelling     232,042.14      231,019.48
  2049675    27-Jan-07   El Dorado Hills     CA    SF Unattached Dwelling     540,000.00      540,000.00
  2049572    23-Jan-07   Manteca             CA    SF Unattached Dwelling     412,500.00      412,500.00
  2050176    13-Jan-07   Aurora              CO    SF Unattached Dwelling     224,000.00      224,000.00
  2409130     6-Jan-07   Burlington          NC    SF Unattached Dwelling     496,703.60      495,301.39
  2320338     5-Jan-07   Ceres               CA    SF Unattached Dwelling      67,885.21       67,763.23
  1616182     4-Jan-07   Alpharetta          GA    SF Unattached Dwelling     157,758.70      157,023.06
   986792     4-Jan-07   Austell             GA    SF Unattached Dwelling     178,419.15      177,408.71
  1427409    28-Dec-06   Hemet               CA    SF Unattached Dwelling     240,000.00      240,000.00
  1803647    20-Dec-06   Santa Ana           CA    Condo-Low Facility         283,500.00      283,500.00
  1666235    28-Nov-06   Waterford           MI    SF Unattached Dwelling     100,762.74      100,356.67
  1830399    10-Nov-06   Oakland             CA    SF Unattached Dwelling     368,000.00      368,000.00
   990477     9-Nov-06   Marietta            GA    Condo-Low Facility         135,201.68      134,039.60
   423063     9-Nov-06   Cusseta             GA    SF Unattached Dwelling      74,345.03       73,687.21
              9-Feb-07   Deer Park                 SF Unattached Dwelling

               Recent                Appraisal
Disclosure   Appraisal   Appraisal   Reduction      Date      Liquidation   Liquidation
 Control #     Value       Date        Amount    Liquidated     Proceeds      Expenses    Realized Loss
----------   ---------   ---------   ---------   ----------   -----------   -----------   -------------
   423416       0.00                    0.00      10-May-07    117,867.58     37,075.52      37,075.52
  2243736       0.00                    0.00                         0.00          0.00           0.00
  1455617       0.00                    0.00      25-Jun-07    183,920.00     35,360.61      35,360.61
  2487277       0.00                    0.00                         0.00          0.00           0.00
  2487204       0.00                    0.00                         0.00          0.00           0.00
  2317619       0.00                    0.00                         0.00          0.00           0.00
   704254       0.00                    0.00                         0.00          0.00           0.00
   404423       0.00                    0.00      25-May-07    151,607.16     20,081.98      20,081.98
  2241394       0.00                    0.00                         0.00          0.00           0.00
  1370578       0.00                    0.00       5-Jun-07     93,527.86        504.53         504.53
  2320226       0.00                    0.00                         0.00          0.00           0.00
  2320271       0.00                    0.00      26-Jun-07    130,938.78     50,100.74      50,100.74
  2409185       0.00                    0.00      17-Jul-07    117,996.25     50,311.29      50,311.29
  1405340       0.00                    0.00      16-Jul-07    119,035.49     59,624.41      59,624.41
   702995       0.00                    0.00      14-Aug-07     87,200.00     42,534.58      42,534.58
  1919883       0.00                    0.00                         0.00          0.00           0.00
  2049675       0.00                    0.00      23-Jul-07    540,000.00    119,936.45     119,936.45
  2049572       0.00                    0.00                         0.00          0.00           0.00
  2050176       0.00                    0.00      16-Jul-07    224,000.00     30,838.11      30,838.11
  2409130       0.00                    0.00      24-May-07    493,548.17    147,957.48     147,957.48
  2320338       0.00                    0.00                         0.00          0.00           0.00
  1616182       0.00                    0.00      20-Jun-07    155,786.62     16,619.64      16,619.64
   986792       0.00                    0.00      15-Jun-07    176,420.11     11,815.94      11,815.94
  1427409       0.00                    0.00                         0.00          0.00           0.00
  1803647       0.00                    0.00                         0.00          0.00           0.00
  1666235       0.00                    0.00                         0.00          0.00           0.00
  1830399       0.00                    0.00                         0.00          0.00           0.00
   990477       0.00                    0.00      30-Apr-07    133,483.92     19,145.91      19,145.91
   423063       0.00                    0.00      12-Apr-07     73,342.61     39,026.48      39,026.48
                                                  16-Jul-07


09-Oct-2007 10:29            Page 38 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                        MERRILL LYNCH MORTGAGE INVESTORS
                  TRUST MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                     HISTORICAL COLLATERAL LEVEL REO REPORT


Disclosure                                                                              Scheduled
 Control #    REO Date      City     State       Property Type        Actual Balance     Balance
----------   ---------   ---------   -----   ----------------------   --------------   -----------
 1803535      7-Nov-06   Northport     AL    SF Unattached Dwelling      75,825.45       75,344.00
 1427511      7-Nov-06   Rockwood      MI    SF Unattached Dwelling      71,213.87       70,724.25
 1427379     24-Oct-06   Memphis       TN    SF Unattached Dwelling      79,203.83       78,734.88
  Total                                                                 904,552.60      900,886.61

               Recent                Appraisal
Disclosure   Appraisal   Appraisal   Reduction      Date      Liquidation   Liquidation
 Control #     Value       Date        Amount    Liquidated     Proceeds      Expenses    Realized Loss
----------   ---------   ---------   ---------   ----------   -----------   -----------   -------------
 1803535        0.00                    0.00                         0.00         0.00            0.00
 1427511        0.00                    0.00                         0.00         0.00            0.00
 1427379        0.00                    0.00      30-May-07     78,316.62    54,148.03       54,148.03
  Total         0.00                    0.00                   285,143.15    112,320.42     112,320.42


09-Oct-2007 10:29            Page 39 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                           SUBSTITUTION DETAIL HISTORY

       LOANS SUBSTITUTED INTO POOL                LOANS SUBSTITUTED OUT OF POOL
-----------------------------------------   -----------------------------------------
                      Beginning Principal                         Beginning Principal
Investor #   Period        Balance          Investor #   Period         Balance         Adjusted for Principal   Substitution Code
----------   ------   -------------------   ----------   ------   -------------------   ----------------------   -----------------



09-Oct-2007 10:29            Page 40 of 41            (C) 2007 LaSalle Bank N.A.

                                                         Revised Date: 09-Oct-07

                     MERRILL LYNCH MORTGAGE INVESTORS TRUST
                     MORTGAGE LOAN ASSET-BACKED CERTIFICATES
                                 SERIES 2006-SD1

                          DISTRIBUTION DATE: 27-NOV-06
                       SUBSTITUTION DETAIL HISTORY SUMMARY

    LOANS SUBSTITUTED INTO POOL                    LOANS SUBSTITUTED OUT OF POOL
------------------------------------   ----------------------------------------------------
                 Beginning Principal           Beginning Principal                            Difference Into vs.
Period   Count         Balance         Count         Balance         Adjusted for Principal           Out
------   -----   -------------------   -----   -------------------   ----------------------   -------------------



09-Oct-2007 10:29            Page 41 of 41            (C) 2007 LaSalle Bank N.A.